FY2006 Semi-Annual Consolidated Financial Results
                   (April 1, 2005 through September 30, 2005)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

        English translation from the original Japanese-language document

                                                                November 4, 2005

Company name                                     : Toyota Motor Corporation
Stock exchanges on which the shares are listed   : Tokyo, Nagoya, Osaka,
                                                   Fukuoka and Sapporo
                                                   Stock Exchanges in Japan
Code number                                      : 7203
Location of the head office                      : Aichi Prefecture
URL                                              : http://www.toyota.co.jp
Representative                                   : Katsuaki Watanabe, President
Contact person                                   : Masaki Nakatsugawa, General
                                                   Manager, Accounting Division
                                                   Tel. (0565) 28-2121
Date of the meeting of the Board of Directors    : November 4, 2005
for FY2006 semi-annual financial results
Whether or not to be prepared in accordance with : Yes accounting principles generally accepted in the United States of America

Results of FY2006 Semi-Annual (April 1, 2005 through September 30, 2005)


(1) Consolidated financial results                                                 (Amounts are rounded to the nearest million yen)
---------------------------- ----------------------------------- ---------------------------- -------------------------------------
                                                                                                    Income before income taxes,
                                        Net revenues                     Operating income           minority interest and equity in
                                                                                                    earnings of affiliated companies
---------------------------- ----------------------------------- ---------------------------- --------------------------------------
                                 Million yen                 %       Million yen           %         Million yen            %
FY2006 semi-annual                 9,953,160             [10.3]          809,491      [- 6.6]            855,997       [- 6.3]
FY2005 semi-annual                 9,025,665             [ 9.7]          866,249      [ 12.8]            913,215       [ 12.5]
---------------------------- ----------------- ----------------- ----------------- ---------------- ------------------- ------------
FY2005                            18,551,526                           1,672,187                       1,754,637
---------------------------- ----------------- ----------------- ----------------- ---------------- ------------------- ------------
                                         Net income                    Net income per share                 Net income per share
                                                                              - basic                            - diluted
---------------------------- ----------------- ----------------- ----------------- ---------------- ------------------- ------------
                                 Million yen                 %                           Yen                              Yen
FY2006 semi-annual                   570,520            [- 2.3]                       175.13                           175.10
FY2005 semi-annual                   584,038            [ 11.4]                       176.32                           176.28
---------------------------- ----------------- ----------------- ---------------------------------- --------------------------------
FY2005                             1,171,260                                          355.35                           355.28
---------------------------- ----------------- ----------------- ---------------------------------- --------------------------------

Note 1: Equity in earnings of affiliated companies: FY2006 semi-annual 70,642 million yen, FY2005 semi-annual 58,813 million yen, FY2005 139,471 million yen.
Note 2: Average number of shares issued and outstanding in each period (consolidated): FY2006 semi-annual 3,257,622,639 shares, FY2005 semi-annual 3,312,441,907 shares, FY2005 3,296,092,000 shares.
Note 3: Regarding net revenues, operating income, income before income taxes, minority interest and equity in earnings of affiliated companies and net income, the figures in parentheses show percentage of changes from the corresponding period of the preceding year.


(2) Consolidated financial position
---------------------------- -------------------------- -------------------------- --------------------------- ---------------------
                                   Total assets           Shareholders' equity              Ratio of           Shareholders' equity
                                                                                      shareholders' equity            per share
---------------------------- -------------------------- -------------------------- --------------------------- ---------------------
                                          Million yen                Million yen                           %                    Yen
FY2006 semi-annual                         26,257,592                  9,692,765                        36.9               2,979.91
FY2005 semi-annual                         23,310,194                  8,542,076                        36.6               2,602.72
---------------------------- -------------------------- -------------------------- --------------------------- ---------------------
FY2005                                     24,335,011                  9,044,950                        37.2               2,767.67
---------------------------- -------------------------- -------------------------- --------------------------- ---------------------
Note:  Number of shares issued and outstanding at the end of each period (consolidated): FY2006 semi-annual  3,252,699,944 shares,
       FY2005 semi-annual  3,281,975,074 shares, FY2005  3,268,078,939 shares.

(3) Consolidated cash flows
---------------------------- -------------------------- -------------------------- --------------------------- ---------------------
                                From operating               From investing             From financing            Cash and cash
                                  activities                    activities                 activities           equivalents at the
                                                                                                                 end of the period
---------------------------- -------------------------- -------------------------- --------------------------- ---------------------
                                          Million yen                Million yen                 Million yen            Million yen
FY2006 semi-annual                          1,339,458                (1,650,783)                     489,964              1,695,897
FY2005 semi-annual                          1,401,134                (1,793,452)                     151,569              1,528,243
---------------------------- -------------------------- -------------------------- --------------------------- ---------------------
FY2005                                      2,370,940                (3,061,196)                     419,384              1,483,753
---------------------------- -------------------------- -------------------------- --------------------------- ---------------------

                FY2006 Semi-Annual Consolidated Financial Results
                   (April 1, 2005 through September 30, 2005)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

        English translation from the original Japanese-language document

(4) Scope of consolidation and equity method

      Number of consolidated subsidiaries                    529 companies
      Number of affiliated companies                         220 companies
      Number of affiliated companies
       accounted for under the equity method                  57 companies

(5) Changes in scope of consolidation and equity method

    Consolidated subsidiaries
        (increase)    9 companies  OOO "TOYOTA MOTOR MANUFACTURING RUSSIA", etc.
        (decrease)    4 companies  OSAKA TOYOPET SEIBI CO.,
                                   Daihatsu Tokyo Tama Hanbai CO. Ltd, etc.

    Affiliated company accounted for under the equity method
        (increase)    1 company    FAW Toyota Changchun Engine Co., Ltd
        (decrease)         None

               FY2006 Semi-Annual Unconsolidated Financial Results
                   (April 1, 2005 through September 30, 2005)

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

        English translation from the original Japanese-language document

                                                                November 4, 2005

Company name                                     : Toyota Motor Corporation
Stock exchanges on which the shares are listed   : Tokyo, Nagoya, Osaka, Fukuoka
                                                   and Sapporo Stock Exchanges
                                                   in Japan
Code number                                      : 7203
Location of the head office                      : Aichi Prefecture
URL                                              : http://www.toyota.co.jp
Representative                                   : Katsuaki Watanabe, President
Contact person                                   : Masaki Nakatsugawa, General
                                                   Manager, Accounting Division
                                                   Tel. (0565) 28-2121

Date of the meeting of the Board of Directors for
FY2006 semi-annual financial results             : November 4, 2005
Provision for interim cash dividends             : Provision exists.
Payment date of interim cash dividends           : November 25, 2005
Number of shares in unit share system            : 100 shares


1. Results of FY2006 Semi-Annual (April 1, 2005 through September 30, 2005)

(1) Unconsolidated financial results                                            (Amounts less than one million yen are omitted)
 ------------------------------- ------------------------------- ------------------------------ -------------------------------
                                           Net sales                   Operating income                Ordinary income
                                 ------------------------------- ------------------------------ -------------------------------
                                       Million yen           %        Million yen           %         Million yen           %
 FY2006 semi-annual                      4,664,015        [4.6]           297,657      [-24.1]            416,610      [ -5.8]
 FY2005 semi-annual                      4,459,736        [3.7]           392,395      [-14.5]            442,382      [-13.4]
 ------------------------------- ------------------- ----------- ------------------ ----------- ------------------- -----------
 FY2005                                  9,218,386                        701,390                         856,231
 ------------------------------- ------------------- ----------- ------------------ ----------- ------------------- -----------
                                           Net income                Net income per share
                                 ------------------------------- ------------------------------
                                       Million yen           %                            Yen
 FY2006 semi-annual                        283,675      [  7.6]                         87.08
 FY2005 semi-annual                        263,740      [-22.0]                         79.61

 ------------------------------- ------------------- ----------- ------------------------------
 FY2005                                    529,329                                     160.38
 ------------------------------- ------------------- ----------- ------------------------------

Note 1: Average number of shares issued and outstanding in each period:    FY2006 semi-annual     3,257,622,639 shares
                                                                           FY2005 semi-annual     3,312,622,503 shares
                                                                           FY2005                 3,296,182,405 shares
Note 2: Regarding net sales, operating income, ordinary income and net income, the figures in parentheses show percentage of changes from the corresponding period of the preceding year.

(2) Cash dividends
 ------------------------------- ------------------------------ -------------------------------
                                  Interim cash dividends per      Annual cash dividends per
                                             share                          share
 ------------------------------- ------------------------------ -------------------------------
                                                  Yen
 FY2006 semi-annual                             35.00
 FY2005 semi-annual                             25.00
 ------------------------------- ------------------------------ -------------------------------
                                                                                          Yen
 FY2005                                                                                 65.00
 ------------------------------- ------------------------------ -------------------------------

(3) Unconsolidated financial position
 ------------------------------- ---------------------- ----------------------- ---------------------- -----------------------
                                     Total assets            Shareholders'      Ratio of shareholders'  Shareholders' equity
                                                                equity                 equity                  per share
 ------------------------------- ---------------------- ----------------------- ---------------------- -----------------------
                                          Million yen             Million yen                      %                     Yen
 FY2006 semi-annual                         9,184,453               6,269,166                   68.3                1,927.37
 FY2005 semi-annual                         8,670,755               5,916,848                   68.2                1,802.83
 ------------------------------- ---------------------- ----------------------- ---------------------- -----------------------
 FY2005                                     9,070,991               6,057,810                   66.8                1,853.42
 ------------------------------- ---------------------- ----------------------- ---------------------- -----------------------

Note 1:    Number of shares issued and outstanding at the end of each period:   FY2006 semi-annual      3,252,699,944 shares
                                                                                FY2005 semi-annual      3,281,975,345 shares
                                                                                FY2005                  3,268,078,939 shares
Note 2:    Number of treasury stock at the end of each period:                  FY2006 semi-annual        357,297,548 shares
                                                                                FY2005 semi-annual        328,022,147 shares
                                                                                FY2005                    341,918,553 shares


               FY2006 Semi-Annual Unconsolidated Financial Results
                   (April 1, 2005 through September 30, 2005)

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

        English translation from the original Japanese-language document

2. Unconsolidated estimate of results of FY2006 (April 1, 2005 through March 31, 2006)

-------------- --------------------- ---------------------- --------------------
                     Net sales           Ordinary income         Net income
-------------- --------------------- ---------------------- --------------------
                     Million yen            Million yen          Million yen
FY2006                10,100,000                980,000              670,000
-------------- --------------------- ---------------------- --------------------

Cautionary Statement with Respect to Forward-Looking Statements

         This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

         A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Supplementary Material for Financial Results for the 6 months ended September 30, 2005 (Consolidated)


                                                                                                                 [U.S. GAAP]
-----------------------------------------------------------------------------------------------------------------  ---------
                               FY2005 in accordance with U.S. GAAP                       FY2006                     FY2006
                               ----------------------------------------------------------------------------------  ---------
                                       (Note 1)               (Note 1) (Note 1)  FY2005          (Note 1)          Prospects
                               ----------------       ----------------           12 mos. ----------------           ending
                                                                                 ended
                                                  1st                     2nd    March                      1st    March 31,
                                   1Q      2Q    Half      3Q      4Q    Half   31, 2005     1Q      2Q    Half      2006
-----------------------------------------------------------------------------------------------------------------  ---------
Vehicle Production

(thousands of units)            1,744   1,725   3,469   1,805   1,957   3,762   7,231     1,892   1,809   3,701
   --------------------------------------------------------------------------------------------------------------
   (Japan) - including          1,077   1,100   2,177   1,115   1,242   2,357   4,534     1,123   1,068   2,191

       Daihatsu & Hino
       [Daihatsu]              [  162] [  165] [  327] [  173] [  192] [  365] [  692]   [  175] [  169] [  344]

       [Hino]                  [   23] [   25] [   48] [   23] [   22] [   45] [   93]   [   24] [   25] [   49]
   --------------------------------------------------------------------------------------------------------------
   (Overseas) - including         667     625   1,292     690     715   1,405   2,697       769     741   1,510

       Daihatsu & Hino
       [Daihatsu]              [   12] [   14] [   26] [   13] [   15] [   28] [   54]   [   14] [   11] [   25]

       [Hino]                  [    -] [    -] [    -] [    -] [    -] [    -] [    -]   [    -] [    -] [    -]
       ----------------------------------------------------------------------------------------------------------
            North America         297     278     575     271     310     581   1,156       320     289     609
       ----------------------------------------------------------------------------------------------------------
               Europe             146     137     283     156     157     313     596       157     142     299
       ----------------------------------------------------------------------------------------------------------
                Asia              150     131     281     190     176     366     647       205     211     416
       ----------------------------------------------------------------------------------------------------------
            Latin America          21      21      42      18      22      40      82        31      32      63
       ----------------------------------------------------------------------------------------------------------
               Oceania             28      29      57      25      24      49     106        29      29      58
       ----------------------------------------------------------------------------------------------------------
               Africa              25      29      54      30      26      56     110        27      38      65
-----------------------------------------------------------------------------------------------------------------  -------
Vehicle Sales                   1,791   1,776   3,567   1,839   2,002   3,841   7,408     1,948   1,885   3,833     8,030
(thousands of units)
   --------------------------------------------------------------------------------------------------------------- -------
   (Japan) - including            538     568   1,106     573     702   1,275   2,381       550     536   1,086     2,430
        Daihatsu & Hino

        [Daihatsu]             [  126] [  131] [  257] [  129] [  165] [  294] [  551]   [  133] [  132] [  265]   [  560]

        [Hino]                 [   10] [   14] [   24] [   12] [   15] [   27] [   51]   [   10] [   16] [   26]   [   60]
   --------------------------------------------------------------------------------------------------------------  -------
   (Overseas) - including       1,253   1,208   2,461   1,266   1,300   2,566   5,027     1,398   1,349   2,747     5,600
        Daihatsu & Hino

        [Daihatsu]             [   35] [   38] [   73] [   39] [   41] [   80] [  153]   [   41] [   39] [   80]   [  160]

        [Hino]                 [   11] [   12] [   23] [   11] [   11] [   22] [   45]   [   12] [   11] [   23]   [   50]
        ---------------------------------------------------------------------------------------------------------  -------
                North America     572     554   1,126     576     569   1,145   2,271       641     604   1,245     2,550
        ---------------------------------------------------------------------------------------------------------  -------
                   Europe         247     229     476     249     254     503     979       256     242     498     1,040
        ---------------------------------------------------------------------------------------------------------  -------
                    Asia          202     184     386     195     252     447     833       229     219     448       900
        ---------------------------------------------------------------------------------------------------------  -------
                Latin America      45      46      91      47      47      94     185        61      63     124       230
        ---------------------------------------------------------------------------------------------------------  -------
                   Oceania         64      61     125      56      58     114     239        67      62     129       260
        ---------------------------------------------------------------------------------------------------------  -------
                   Africa          56      52     108      64      52     116     224        64      62     126       250
        ---------------------------------------------------------------------------------------------------------  -------
             the Middle East       67      82     149      79      68     147     296        80      97     177       370
                  and Others
-----------------------------------------------------------------------------------------------------------------  -------
Total Retail Unit Sales         1,856   1,874   3,730   1,884   2,019   3,903   7,633     2,057   2,037   4,094
(thousands of units)
-----------------------------------------------------------------------------------------------------------------  -------
Housing Sales (units)             848   1,346   2,194   1,443   1,646   3,089   5,283       919   1,355   2,274
-----------------------------------------------------------------------------------------------------------------  -------

---------------------------------------------------------------------------------------- ----------------------------- -------------
                       FY2005 in accordance with U.S. GAAP                       FY2005              FY2006               FY2006
                      ---------------------------------------------------------  12 mos. ----------------------------    Prospects
                                (Note 1)                     (Note 1)  (Note 1)  ended             (Note 1)               ending
                      ------------------           ------------------           March 31,------------------              March 31,
                          1Q        2Q    1st Half      3Q       4Q    2nd Half   2005        1Q       2Q    1st Half      2006
---------------------------------------------------------------------------------------- ----------------------------  -------------
Foreign Exchange Rate                                                                                                   as premise:

 Yen to US
 Dollar Rate              110       110       110       106      105       105      108       108      111      110          110
 --------------------------------------------------------------------------------------- ----------------------------  -------------
 Yen to Euro Rate         132       134       133       137      137       137      135       135      136      136          135
---------------------------------------------------------------------------------------- ----------------------------  -------------
Registered Toyota
Vehicles (in Japan)                                                                                                    approximately

(thousands of units)      378       436       814       430      511       941    1,755       402      402      804        1,800
---------------------------------------------------------------------------------------- ----------------------------  -------------
Market Share (Japan)
                                                                                                                       approximately
 Toyota (excluding
 Mini-cars) (%)          46.1      43.3      44.6      46.4     43.0      44.5     44.5      45.0     40.8     42.8           44%
 --------------------------------------------------------------------------------------- ----------------------------  -------------
 Toyota, Daihatsu
 and Hino (including
 (Mini-cars) (%)         41.6                41.0      42.5                        41.1      41.1              39.8
---------------------------------------------------------------------------------------- ----------------------------  -------------
Number of Employees                       269,310                               265,753                     278,622 (Note 2)
---------------------------------------------------------------------------------------- ----------------------------  -------------
Net Sales
(billions of yen)     4,510.3   4,515.3   9,025.6   4,644.0  4,881.9   9,525.9 18,551.5   4,981.7  4,971.4  9,953.1
 --------------------------------------------------------------------------------------- ----------------------------
 Geographical Segment
      ---------------------------------------------------------------------------------- ----------------------------
          Japan       2,857.6   2,923.0   5,780.6   3,018.3  3,205.2   6,223.5 12,004.1   2,992.0  3,040.9  6,032.9
      ---------------------------------------------------------------------------------- ----------------------------
      North America   1,626.1   1,563.6   3,189.7   1,595.7  1,588.0   3,183.7  6,373.4   1,835.7  1,791.6  3,627.3
      ---------------------------------------------------------------------------------- ----------------------------
          Europe        591.0     610.3   1,201.3     631.8    646.3   1,278.1  2,479.4     673.1    627.7  1,300.8
      ---------------------------------------------------------------------------------- ----------------------------
           Asia         388.3     361.5     749.8                                           507.1    489.9    997.0
      ---------------------------------------------   695.9    780.9   1,476.8  2,809.1  ----------------------------
          Others        282.1     300.4     582.5                                           363.4    396.7    760.1
      ---------------------------------------------------------------------------------- ----------------------------
       Elimination   -1,234.8  -1,243.5  -2,478.3  -1,297.7 -1,338.5  -2,636.2 -5,114.5  -1,389.6 -1,375.4 -2,765.0
 --------------------------------------------------------------------------------------- ----------------------------
 Business Segment
      ---------------------------------------------------------------------------------- ----------------------------
          Automotive  4,199.8   4,139.8   8,339.6   4,278.4  4,495.5   8,773.9 17,113.5   4,620.6  4,523.9  9,144.5
      ---------------------------------------------------------------------------------- ----------------------------
          Financial
           Services     180.9     203.5     384.4     196.1    200.7     396.8    781.2     217.4    244.6    462.0
      ---------------------------------------------------------------------------------- ----------------------------
          All Other     205.7     261.1     466.8     243.3    320.2     563.5  1,030.3     234.4    301.5    535.9
      ---------------------------------------------------------------------------------- ----------------------------
         Elimination    -76.1     -89.1    -165.2     -73.8   -134.5    -208.3   -373.5     -90.7    -98.6   -189.3
---------------------------------------------------------------------------------------- ----------------------------  -------------
Operating Income        448.6     417.6     866.2     422.9    383.0     805.9  1,672.1     405.1    404.3    809.4
(billions of yen)

 (Operating Income
  Ratio) (%)          (   9.9)  (   9.2)  (   9.6)  (   9.1)  (  7.8)  (   8.5) (   9.0)   (  8.1)  (  8.1)  (  8.1)
 --------------------------------------------------------------------------------------- ----------------------------
 Geographical Segment
      ---------------------------------------------------------------------------------- ----------------------------
          Japan         253.0     237.6     490.6     237.3    259.3     496.6    987.2     188.4    197.5    385.9
      ---------------------------------------------------------------------------------- ----------------------------
      North America     129.8     114.9     244.7     127.8     75.0     202.8    447.5     137.8    130.7    268.5
      ---------------------------------------------------------------------------------- ----------------------------
          Europe         30.9      35.4      66.3      26.5     15.7      42.2    108.5      16.7     23.4     40.1
      ---------------------------------------------------------------------------------- ----------------------------
           Asia          24.4      19.1      43.5                                            39.8     35.6     75.4
      ---------------------------------------------    33.5     36.8      70.3    141.2  ----------------------------
          Others         13.3      14.1      27.4                                            17.0     19.2     36.2
      ---------------------------------------------------------------------------------- ----------------------------
       Elimination       -2.8      -3.5      -6.3      -2.2     -3.8      -6.0    -12.3       5.4     -2.1      3.3
 --------------------------------------------------------------------------------------- ----------------------------
 Business Segment
      ---------------------------------------------------------------------------------- ----------------------------
          Automotive    403.8     353.0     756.8     355.5    340.2     695.7  1,452.5     366.8    354.5    721.3
      ---------------------------------------------------------------------------------- ----------------------------
          Financial
           Services      46.2      56.5     102.7      58.7     39.4      98.1    200.8      39.7     43.8     83.5
      ---------------------------------------------------------------------------------- ----------------------------
          All Other       1.5      11.2      12.7      11.0     10.0      21.0     33.7       1.5      8.3      9.8
      ---------------------------------------------------------------------------------- ----------------------------
         Elimination     -2.9      -3.1      -6.0      -2.3     -6.6      -8.9    -14.9      -2.9     -2.3     -5.2
---------------------------------------------------------------------------------------- ----------------------------  -------------
Income before taxes     470.4     442.8     913.2     447.1    394.3     841.4  1,754.6     421.8    434.1    855.9
(billions of yen)

 (Income before taxes
  Ratio) (%)          (  10.4)  (   9.8)  (  10.1)  (   9.6)  (  8.1)  (   8.8) (   9.5)   (  8.5)  (  8.7)  (  8.6)
---------------------------------------------------------------------------------------- ----------------------------  -------------
Equity in Earnings of
Affiliated Companies

 (billions of yen)       34.7      24.1      58.8      39.3     41.3      80.6    139.4      35.6     35.1     70.7
---------------------------------------------------------------------------------------- ----------------------------  -------------
Net Income              286.6     297.4     584.0     296.5    290.7     587.2  1,171.2     266.8    303.7    570.5
(billions of yen)

 (Net Income
  Ratio) (%)          (   6.4)  (   6.6)  (   6.5)  (   6.4)  (  6.0)  (   6.2) (   6.3)   (  5.4)  (  6.1)  (  5.7)
---------------------------------------------------------------------------------------- ----------------------------  -------------

-----------------------------------------------------------------------------------------  --------------------------      ---------
                         FY2005 in accordance with U.S. GAAP                     FY2005     FY2006                          FY2006
                         -----------------------------------------------------   12 mos.   --------------------------      Prospects
                                   (Note 1)                  (Note 1) (Note 1)   ended               (Note1)                ending
                         ------------------          -----------------          March 31,  ----------------                March 31,
                              1Q      2Q   1st Half      3Q     4Q    2nd Half    2005         1Q     2Q   1st Half          2006
-----------------------------------------------------------------------------------------  --------------------------      ---------
Research & Development
(billions of yen)           158.7   192.7    351.4     181.3  222.4     403.7    755.1       180.4  192.7    373.1             800.0
----------------------------------------------------------------------------------------- --------------------------       ---------
Depreciation
(billions of yen)           181.2   210.9    392.1     184.1  199.6     383.7    775.8       190.7  210.2    400.9 (Note 3)    840.0
     ------------------------------------------------------------------------------------ --------------------------       ---------
     Geographical Segment
          ------------------------------------------------------------------------------- --------------------------       ---------
              Japan         112.8   129.1    241.9     114.4  132.1     246.5    488.4       115.2  132.9    248.1             520.0
          ------------------------------------------------------------------------------- --------------------------       ---------
          North America      38.7    49.8     88.5      37.7   26.8      64.5    153.0        38.6   39.1     77.7             160.0
          ------------------------------------------------------------------------------- --------------------------       ---------
              Europe         16.6    18.5     35.1      16.4   19.8      36.2     71.3        18.4   19.5     37.9              80.0
          ------------------------------------------------------------------------------- --------------------------       ---------
               Asia           7.5     7.7     15.2                                            11.0   10.9     21.9              45.0
          ------------------------------------------    15.6   20.9      36.5     63.1    --------------------------       ---------
              Others          5.6     5.8     11.4                                             7.5    7.8     15.3              35.0
----------------------------------------------------------------------------------------- --------------------------       ---------
Capital Expenditures
(billions of yen)           215.5   285.1    500.6     207.4  379.2     586.6  1,087.2       265.3  430.5    695.8 (Note 3)  1,400.0
     ------------------------------------------------------------------------------------ --------------------------       ---------
     Geographical Segment
          ------------------------------------------------------------------------------- --------------------------       ---------
              Japan         128.6   153.1    281.7     128.6  264.7     393.3    675.0       157.6  285.7    443.3             840.0
          ------------------------------------------------------------------------------- --------------------------       ---------
          North America      34.6    56.0     90.6      30.7   32.4      63.1    153.7        44.8   65.3    110.1             250.0
          ------------------------------------------------------------------------------- --------------------------       ---------
              Europe         14.7    16.9     31.6      15.8   25.3      41.1     72.7        31.8   30.7     62.5             120.0
          ------------------------------------------------------------------------------- --------------------------       ---------
               Asia          28.1    50.1     78.2                                            23.2   35.1     58.3             110.0
          ------------------------------------------    32.3   56.8      89.1    185.8    --------------------------       ---------
              Others          9.5     9.0     18.5                                             7.9   13.7     21.6              80.0
----------------------------------------------------------------------------------------- --------------------------       ---------
Total Liquid Assets
(billions of yen)                          3,415.9                             3,521.7                     3,697.7 (Note 4)
----------------------------------------------------------------------------------------- --------------------------
Free Cash Flow
(billions of yen)                            -70.3                               152.1                       324.7 (Note 5)
----------------------------------------------------------------------------------------- --------------------------
Total Assets
(billions of yen)        22,605.4         23,310.1  23,119.1                  24,335.0    25,103.6        26,257.5
----------------------------------------------------------------------------------------- --------------------------
Shareholders' Equity
(billions of yen)         8,349.9          8,542.0   8,718.7                   9,045.0     9,167.6         9,692.7
----------------------------------------------------------------------------------------- --------------------------
Return on Equity (%)         13.9             14.0      13.7                      13.6        11.7            12.2
----------------------------------------------------------------------------------------- --------------------------
Return on Asset (%)           5.1              5.2       5.1                       5.1         4.3             4.5
----------------------------------------------------------------------------------------- --------------------------       ---------
----------------------------------------------------------------------------------------- --------------------------       ---------
Number of
Consolidated Subsidiaries                      540                                 524                         529
----------------------------------------------------------------------------------------- --------------------------
Number of
Affiliates Accounted

for Under the Equity Method                     56                                  56                          57
----------------------------------------------------------------------------------------- --------------------------       ---------


-------------------------------------------------------------------------------------------------------
Contributing Factors to Operating Income FY2006 1st Half (billions of yen, approximately)
     --------------------------------------------------------------------------------------------------
                                                       Consolidated      Unconsolidated    Subsidiaries
     --------------------------------------------------------------------------------------------------
     Operational Efforts                                   70.0              -20.0             90.0
     --------------------------------------------------------------------------------------------------
     Cost Reduction Efforts                                60.0               30.0             30.0
          ---------------------------------------------------------------------------------------------
          From Engineering                                 30.0               20.0             10.0
          ---------------------------------------------------------------------------------------------
          From Manufacturing and Logistics                 30.0               10.0             20.0
     --------------------------------------------------------------------------------------------------
     Favorable Foreign Exchange Rate                       20.0               10.0             10.0
     --------------------------------------------------------------------------------------------------
     Decrease in DAIKO HENJO                               -9.1                0.0             -9.1
     --------------------------------------------------------------------------------------------------
     Increases in Expenses                               -197.7             -114.7            -83.0
-------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Cautionary Statement with Respect to Forward-Looking Statements
This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.
--------------------------------------------------------------------------------

Supplementary Material for Financial Results for the 6 months ended September 30, 2005 (Unconsolidated)


                                                                                                                        [Japan GAAP]
------------------------------------------------------------------------------------------------------------------------------------
                       FY 2001            FY 2002             FY 2003            FY 2004              FY2005              FY 2006
                 -------            -------             -------             -------             -------           -------
                  6 mos.   12 mos.   6 mos.   12 mos.    6 mos.   12 mos.    6 mos.   12 mos.    6 mos.  12 mos.   6 mos. prospects
                  ended     ended    ended     ended     ended     ended     ended     ended     ended   ended     ended for 12 mos.
                 Sep. 30, Mar. 31,  Sep. 30,  Mar. 31,  Sep. 30,  Mar. 31,  Sep. 30,  Mar. 31,  Sep. 30, Mar. 31, Sep.30,ending Mar.
                  2000       2001      2001     2002      2002      2003     2003       2004      2004     2005     2005  31, 2006
===================================================================================================================================
Vehicle
Production
(thousands
 of units)        1,637     3,422     1,644     3,364     1,676     3,513     1,682     3,558     1,802    3,749     1,798    3,880
-----------------------------------------------------------------------------------------------------------------------------------
Vehicle Sales
(thousands
 of units)        1,701     3,520     1,674     3,428     1,691     3,559     1,720     3,625     1,805    3,787     1,808    3,930
 ----------------------------------------------------------------------------------------------------------------------------------
 Japan              835     1,816       850     1,720       800     1,724       830     1,765       838    1,805       806    1,830
 ----------------------------------------------------------------------------------------------------------------------------------
 Exports            866     1,704       824     1,708       891     1,835       890     1,860       967    1,982     1,002    2,100
   --------------------------------------------------------------------------------------------------------------------------------
   North America    357       710       353       754       414       841       398       811       412      864       470    1,040
   --------------------------------------------------------------------------------------------------------------------------------
     Eurpoe         254       487       200       425       182       392       198       419       197      420       167      350
   --------------------------------------------------------------------------------------------------------------------------------
     Asia            61       121        58       106        80       165        71       151        82      151        66      130
   --------------------------------------------------------------------------------------------------------------------------------
   Latin America     47        97        52        93        34        71        28        61        38       78        46       80
   --------------------------------------------------------------------------------------------------------------------------------
       Oceania       62       115        58       116        71       137        78       158        89      164        85      160
   --------------------------------------------------------------------------------------------------------------------------------
       Others        85       174       103       214       110       229       117       260       149      305       168      340
-----------------------------------------------------------------------------------------------------------------------------------
Net Sales
(billions
 of yen)        3,708.7   7,903.5   4,011.9   8,284.9    4,204.7  8,739.3   4,302.1   8,963.7   4,459.7  9,218.3   4,664.0 10,100.0
   --------------------------------------------------------------------------------------------------------------------------------
       Japan    1,682.3   3,767.2   1,767.3   3,544.3    1,607.3  3,438.4   1,667.5   3,593.1   1,723.0  3,654.9   1,671.7
   ------------------------------------------------------------------------------------------------------------------------
      Exports   2,026.4   4,136.3   2,244.5   4,740.6    2,597.4  5,300.8   2,634.5   5,370.5   2,736.7  5,563.4   2,992.2
-----------------------------------------------------------------------------------------------------------------------------------
Operating Income
(billions
 of yen)          191.3     506.8     354.2     748.9     471.3     861.3     459.1     833.7     392.3    701.3     297.6    750.0
   (Operating
    Income
    Ratio) (%)  (   5.2)  (   6.4)  (   8.8)  (   9.0)  (  11.2)  (   9.9)  (  10.7)  (   9.3)  (   8.8) (   7.6)  (   6.4) (  7.4)
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary Income
(billions
 of yen)          226.7     621.7     347.1     768.9     481.7     892.6     510.5     915.7     442.3    856.2     416.6    980.0
   (Ordinary
    Income
    Ratio) (%)  (   6.1)  (   7.9)  (   8.7)  (   9.3)  (  11.5)  (  10.2)  (  11.9)  (  10.2)  (   9.9) (   9.3)  (   8.9) (  9.7)
-----------------------------------------------------------------------------------------------------------------------------------
Net Income
(billions
 of yen)          104.3     333.5     203.5     470.2     382.2     634.0     338.0     581.4     263.7    529.3     283.6    670.0
   (Net Income
    Ratio) (%)  (   2.8)  (   4.2)  (   5.1)  (   5.7)  (   9.1)  (   7.3)  (   7.9)  (   6.5)  (   5.9) (   5.7)  (   6.1) (  6.6)
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders
 Return
   ------------------------------------------------------------------------------------------------------------------------
   Dividend
    Payout
   (billions
    of yen)        41.1      92.7      47.4     101.5      56.8     125.8      67.9     151.2      82.0    212.7     113.8
     ----------------------------------------------------------------------------------------------------------------------
     Dividend
     Per
     Share (yen)     11        25        13        28        16        36        20        45      25.0       65      35.0
     ----------------------------------------------------------------------------------------------------------------------
     Payout
     Ratio (%)     39.4      27.8      23.3      21.6      14.9      19.8      20.1      26.0      31.1     40.5      40.2
   ------------------------------------------------------------------------------------------------------------------------
   Value of
   shares
   canceled
   (billions
    of yen)        26.3     263.5     129.2     129.2     143.0     143.0         -         -         -         -         -
   -------------------------------------------------------------------------------------------------------------------------
   Shareholder
   Return (%)      64.7     106.8      86.8      49.1      52.3      42.4      20.1      26.0      31.1      40.5      40.2 (Note 6)
   -------------------------------------------------------------------------------------------------------------------------
   Value of
   shares
   repurchased
   (billions
    of yen)        26.3     263.6     129.2     277.5     163.3     453.4     161.7     398.8     208.4     266.2      61.7
   -------------------------------------------------------------------------------------------------------------------------
Number of
Outstanding
Shares
(thousands)   3,743,405 3,684,997 3,649,997 3,649,997 3,609,997 3,609,997 3,609,997 3,609,997 3,609,997 3,609,997 3,609,997
----------------------------------------------------------------------------------------------------------------------------
Number of
Employees        65,907    66,005    65,029    66,820    66,874    65,551    66,099    65,346    64,408    64,237    65,994 (Note 2)
------------------------------------------------------------------------------------------------------------------------------------

(Note 1)  2Q = 1st Half - 1Q , 2nd Half = FY03 - 1st Half , 4Q = 2nd Half - 3Q
(Note 2)  Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
(Note 3)  Figures for depreciation and capital expenditures do not include vehicles in operating lease.
(Note 4)  Excluding financial subsidiaries
(Note 5)  Calculation:  Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)
(Note 6)  Calculation:  (Dividend payout + Value of shares canceled) / Net income


--------------------------------------------------------------------------------
Cautionary Statement with Respect to Forward-Looking Statements
This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

--------------------------------------------------------------------------------

                                FINANCIAL SUMMARY

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                               FY2006 Semi-Annual
                   (April 1, 2005 through September 30, 2005)




        English translation from the original Japanese-language document






                            TOYOTA MOTOR CORPORATION

Cautionary Statement with Respect to Forward-Looking Statements

         This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

         A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

           ----------------------------------------------------------

         This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

                        OVERVIEW OF ASSOCIATED COMPANIES
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

         Toyota Motor Corporation ("TMC") and its associated companies (529 consolidated subsidiaries and 220 affiliates as of September 30, 2005) are engaged mainly in the automotive industry and also in the financial services and other businesses.
         The following three business segments are segmented on the basis as stated under the "Segment Information" according to the business category.

Automotive:
            This business involves the design, manufacturing and sale of sedans, minivans, 2-BOX, sports utility vehicles, and trucks, as well as related parts and accessories. Automobiles are manufactured mainly by TMC, Hino Motors, Ltd., and Daihatsu Motor Co., Ltd., but a portion of manufacturing is consigned to Toyota Auto Body Co., Ltd. and others. Automobiles are also manufactured by Toyota Motor Manufacturing, Kentucky, Inc. and other overseas companies. Automobile parts are manufactured by TMC, Denso Corporation and others. These products are sold through Tokyo Toyo-Pet Motor Sales Co., Ltd. and other dealers and to certain large customers, directly by TMC. Overseas, sales are made through Toyota Motor Sales, U.S.A., Inc. and other distributors and dealers. In addition, Volkswagen vehicles are sold through TMC and some dealers in Japan.
Financial Services:
            This business involves the provision of financing to support the sales of automobiles and other products manufactured by TMC and its affiliates and also covers the leasing of automobiles and equipment. Toyota Finance Corporation in Japan, Toyota Motor Credit Corporation and other overseas subsidiaries and affiliates provide sales financing for TMC's products and the products of its subsidiaries and affiliates.
All other:
            Other business includes the design, manufacturing and sale of housing, telecommunications and other businesses. Housing is manufactured mainly by TMC and sold through Toyota Housing Corporation and domestic housing dealers.


                                                   *Consolidated subsidiaries, **Companies accounted for under the equity method
---------------------------------------------------------------------------------
                            Toyota Motor Corporation                                --->Flow of products
---------------------------------------------------------------------------------
                                                                                    --->Flow of services

                           ----------------------------
                                *Hino Motors, Ltd.
                            *Daihatsu Motor Co., Ltd.
                           ----------------------------


                                                                         Manufacturing Companies overseas
                                                                         -------------------------------------------------------
Manufacturing companies in Japan                                           *Toyota Motor Manufacturing, Kentucky, Inc.
-------------------------------------------------------------------        *Toyota Motor Manufacturing, Indiana, Inc.
   *Toyota Motor Kyushu, Inc.         *Toyota Motor Hokkaido, Inc.         *Toyota Motor Manufacturing, Canada, Inc.
   *Toyota Auto Body Co., Ltd.         *Kanto Auto Works, Ltd.              *Toyota Motor Manufacturing, (UK)Ltd.
   **Toyota Industries Corporation    **Aichi Steel Corporation            *Toyota Motor Thailand Co., Limited
   **Toyoda Machine Works, Ltd.       **Aisin Seiki Co., Ltd.              *Toyota Motor Corporation Australia Ltd.
   **Denso Corporation                **Toyoda Gosei Co., Ltd.             *PT Astra Daihatsu Motor
   **Toyota Boshoku Corporation       **Aisin AW Co., Ltd.   etc.          **New United Motor Manufacturing, Inc.  etc.
-------------------------------------------------------------------      -------------------------------------------------------


Dealers in Japan                                                         Distributors overseas
-------------------------------------------------------------------      -------------------------------------------------------

   *Tokyo Toyota Motor Co., Ltd.                                           *Toyota Motor Sales, U.S.A., Inc.
   *Tokyo Toyo-Pet Motor Sales Co., Ltd.                                   *Toyota Motor Marketing Europe NV/SA
   *Osaka Toyopet Co., Ltd.  *Toyota Tokyo Corolla Co., Ltd.               *Toyota Deutschland G.m.b.H.
   *Tokyo Hino Motors, Ltd.                                                *Toyota (GB) PLC  *Hino Motor Sales (Thailand) Ltd.
   *Hyogo Daihatsu Hanbai Co., Ltd.  etc.                                  *Daihatsu Deutschland GmbH.  etc.
-------------------------------------------------------------------      -------------------------------------------------------

                             Financial companies
                             -----------------------------------------
                             *Toyota Finance Corporation                        ------------------
                             *Toyota Motor Credit Corporation etc.               Dealers overseas
                             -----------------------------------------          ------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                            Customers
--------------------------------------------------------------------------------------------------------------------------------



         Other major companies include Toyota Motor North America, Inc., which deals with public relations and research activities in North America, Toyota Motor Manufacturing, North America, Inc., which controls manufacturing companies in North America, Toyota Motor Europe NV/SA which deals with public relations activities in Europe, Toyota Motor Engineering & Manufacturing Europe NV/SA which controls manufacturing companies in Europe, and Toyota Financial Services Corporation, which controls the management of financial companies.



                                 Consolidated 1

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

[Overview of Changes in Major Associated Companies]

For FY2006 semi-annual, there is no change in our major associated companies.

Toyota Motor Europe NV/SA and Toyota Motor Engineering & Manufacturing Europe NV/SA both of which were consolidated subsidiaries of TMC as of September 30, 2005, merged into Toyota Motor Marketing Europe NV/SA, which is also a consolidated subsidiary of TMC, as of October 1, 2005. Toyota Motor Marketing Europe NV/SA changed its trade name to Toyota Motor Europe NV/SA as of the effective day of the merger.



                                 Consolidated 2

                                MANAGEMENT POLICY
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Toyota's Basic Management Policy

         Toyota Motor Corporation ("TMC") holds up the "Guiding Principles at Toyota Motor Corporation" as its basic management policy and believes that efforts to achieve the goals set forth in the principles will lead to an increase in shareholder value. The "Guiding Principles at Toyota Motor Corporation" are as follows:

         (1) Honor the language and spirit of the law of every nation and undertake open and fair corporate activities to be a good corporate citizen of the world.
         (2) Respect the culture and customs of every nation and contribute to economic and social development through corporate activities in the communities.
         (3) Dedicate ourselves to providing clean and safe products and to enhancing the quality of life everywhere through all our activities.
         (4) Create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide.
         (5) Foster a corporate culture that enhances individual creativity and teamwork value, while honoring mutual trust and respect between labor and management.
         (6) Pursue growth in harmony with the global community through innovative management.
         (7) Work with business partners in research and creation to achieve stable, long-term growth and mutual benefits, while keeping ourselves open to new partnerships.

2. Basic Policy on the Distribution of Profits

         TMC deems the benefit of its shareholders as one of its priority management policies and strives to continuously increase per-share earnings, through promoting its business aggressively while improving and strengthening its corporate foundations.
         With respect to the payment of dividends, TMC seeks to enhance the distribution of profits by striving to raise the consolidated dividend payout ratio to progressively higher levels, while giving due consideration to factors such as the business results of each term and new investment plans. Furthermore, we are acquiring treasury stock to improve capital efficiency and to be able to respond appropriately to changes in the business environment.
         As we anticipate the continued growth in worldwide automotive markets, we will utilize our internal funds to invest in improvement of product performance and development of next-generation technologies to achieve future growth, to develop production and sales networks domestically and overseas for further expansion of our global business and to expand into new business areas, while securing solid management foundation.

3. Policy for the Granting of Stock Options and Other Incentive Plans

         Currently, TMC maintains an incentive plan for granting stock options to our directors, managing officers and senior managers, etc. Together with this plan, TMC also maintains an incentive plan for the executives of its overseas subsidiaries and affiliated companies.
         TMC believes that these incentive plans will heighten their willingness and motivation to improve business performance in the medium- and long-term, enhance international competitiveness and profitability and contribute to increased shareholder value.



                                 Consolidated 3

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4. Basic Policy on Corporate Governance and Status of Policy Implementation

         TMC has positioned the stable long-term growth of shareholder value as a top-priority management issue. We believe that in carrying this out, it is essential that we achieve long-term and stable growth by building positive relationships with all stakeholders, including shareholders and customers as well as business partners, local communities and employees, and by supplying products that will satisfy our customers. This position is reflected in the "Guiding Principles at Toyota Motor Corporation", which is a statement of Toyota's fundamental business policies. To explain the Guiding Principles in greater detail, in January 2005, Toyota adopted and presented its statement, "Contribution towards Sustainable Development of the Society and The Earth" as the guideline to the "Guiding Principles at Toyota Motor Corporation". We are working to enhance corporate governance through a variety of measures designed to further increase our competitiveness as a global company.
         Specifically, TMC has introduced a new management system in June 2003, which features a streamlined board of directors with fewer members and the new position of managing officers who are responsible for specific operations. Under the new system, senior managing directors not only participate in the company's overall management, but also serve as a link between management and operations by acting as the top managers of specific operations. TMC believes that the adoption of this system reflecting ideas of front-line operations, which has been one of the company's strengths, will lead to a quick implementation of management decisions into operations, facilitate the incorporation of ideas from front-line operations within the company's overall business strategies, and promote decision making that is close to front-line operations.
         As a structure to ensure appropriate management, TMC holds a meeting of the International Advisory Board annually, which is comprised of experts outside Japan in order to receive advice concerning management issues from a global standpoint. Furthermore, councils and committees such as the "Labor-Management Council, Joint Labor-Management Round Table Conference", "Corporate Philanthropy Committee" and "Stock Option Committee", monitor and deliberate on management and corporate behavior from the viewpoint of various stakeholders.
         In order to develop corporate ethics and to achieve thorough legal compliance, TMC has established "Corporate Ethics Committee" consisting of directors at the executive vice president level and above as well as representatives of corporate auditors, to review important issues relating to corporate ethics, legal compliance and risk management, and also to develop action plans concerning these issues. TMC has created a number of facilities for employees to make inquiries concerning compliance matters, including the Compliance Hotline, which enables them to consult with an outside attorney, and takes measures to ensure that TMC is aware of significant information concerning legal compliance as quickly as possible. TMC will continue to promote the "Code of Conduct for Toyota Employees" which is a guideline for employees' behavior and conduct. TMC will work to advance corporate ethics through training and education at all levels and in all departments.
         TMC has adopted a corporate auditor system, and four of the seven corporate auditors are outside auditors, to enhance the transparency of corporate conduct. Each auditor conducts audits in accordance with the audit policies and plans determined by the Board of Auditors, and plays an important role in corporate governance. With respect to internal audits, a specialized independent organization is working to enhance appropriate systems and verifies the effectiveness of internal controls over financial reporting. In order to enhance the reliability of the financial reporting of TMC, the three organizations performing these functions, namely, independent accountants, corporate auditors and internal auditors, have meetings periodically and as necessary to share information through discussion on audit plans and results that aids conducting an effective and efficient audits. The certified public accountants that conducted financial statement audits are Kazunori Tajima, Masaki Horie, Akihiko Nakamura, and Hitoshi Kiuchi of ChuoAoyama PricewaterhouseCoopers. Messrs. Tajima and Horie have each been auditing TMC's financial statements for ten years, Mr. Nakamura for two years, and Mr. Kiuchi for one year. These periods of time include the period before the revisions to the Certified Public Accountant Law effective in June 2003. The number of assistants who worked in the financial statement audit for the current semi-annual period was 21 certified public accountants, 12 junior accountants, and one other.
         To enhance accountability, Toyota established a Disclosure Committee in light of the U.S. Sarbanes-Oxley Act, and is working to further ensure the complete and fair disclosure of material information in the annual report on Form 20-F and securities reports.
         TMC remains committed to the stable enhancement in shareholder value over the long-term by proposing and implementing its management strategies based on long-term perspectives.


                                 Consolidated 4

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

5. TMC's Medium- and Long-term Management Strategy

         To continue its growth over the long-term, the Toyota Group will make combined efforts to address the following agenda.
         TMC introduced the Lexus brand in Japan in August 2005, which is currently marketed in more than 60 countries around the world. As an immediate agenda, we are currently working to establish Lexus as a global premium brand for the twenty-first century. Toyota has also started on a number of priority projects including the construction of new plants in the United States of America (Texas), Russia, and Thailand. In the rapidly growing Chinese market, where various auto manufactures are quickly expanding their operations, Toyota is developing integrated structures in conjunction with procurement, production, and sales.
         Medium- to long-term strategies include, first of all, anticipating customer needs to continue providing appealing products that are highly advanced and innovative, and feature superior styling. Toyota also continues to focus on the development of vehicle safety technologies and their incorporation into products. Second, under the Fourth Toyota Environmental Action Plan, adopted as a medium- to long-term plan covering the period through 2010, Toyota is reinforcing and expanding on a global scale, its responses to issues including global warming, hazardous material management and recycling. Third, in addition to maintaining the world's highest levels of quality and reinforcing cost competitiveness, Toyota is working to increase overall group capabilities, develop optimal global business structures and pursue compatibility between growth and efficiency. Finally, based on the idea that the source of corporate competitiveness is the development of talents of individuals, Toyota is promoting the development of highly creative personnel who can pass on Toyota's technologies and skills to the next generation.
         By addressing these agenda, Toyota will seek to increase shareholder value and work to become a company that can successfully compete on a global scale and continue to grow in the 21st century.
         In addition we reaffirm our commitment to corporate ethics, including strict compliance with laws and regulations and seek to become a global corporation, that contributes to the development of a prosperous society with sincerity and humility, and which is trusted throughout the world.



                                 Consolidated 5

                     BUSINESS RESULTS AND FINANCIAL POSITION

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Summary of Consolidated Financial Results of FY2006 Semi-Annual

     (1) Financial Results

         During this semi-annual period, the Japanese economy made a moderate recovery as a result of improvements in corporate profits, and increase in capital expenditures and in consumer spending. Overseas, personal consumption in United States of America continues to grow steadily, despite concerns, including the effects of hurricanes and the rising price of crude oil. The economies in Europe and Asian countries also showed steady growth overall.
         Under these conditions, total vehicle sales in Japan and overseas increased by 266 thousand units, or 7.5%, to 3,833 thousand units in FY2006 semi-annual results compared with FY2005 semi-annual results, marking a record high in semi-annual results. Vehicle sales in Japan decreased by 20 thousand units, or 1.8%, in FY2006 semi-annual results compared with FY2005 semi-annual results, but continued to maintain a high level of 1,086 thousand units due to the strong sales efforts of domestic dealers. Meanwhile, overseas vehicle sales increased substantially in all regions by 286 thousand units, or 11.6%, to 2,747 thousand units in FY2006 semi-annual results compared with FY2005 semi-annual results.
         As for the results of operations for the FY2006 semi-annual period, net revenues increased by 927.5 billion yen, or 10.3%, to 9,953.1 billion yen in FY2006 semi-annual results compared with FY2005 semi-annual results, and operating income decreased by 56.8 billion yen, or 6.6%, to 809.4 billion yen in FY2006 semi-annual results compared with FY2005 semi-annual results. Among the factors contributing to the increase in operating income of 150.0 billion yen, marketing efforts accounted for 70.0 billion yen, cost reduction efforts for
60.0 billion yen, and the effects of changes in exchange rates for 20.0 billion yen. On the other hand, the factors resulting in the decrease in operating income mainly included a decrease in the gains recognized on transfer of the substitutional portion of the employee pension fund to the government of 9.1 billion yen and increases in expenses due to expansion of operations of 197.7 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies was 855.9 billion yen and net income was 570.5 billion yen in FY2006 semi-annual results.



                                 Consolidated 6

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

     (2) Cash Flows

         Cash flows from operating activities resulted in an increase in cash by 1,339.4 billion yen in FY2006 semi-annual period, mainly due to net income of
570.5 billion yen. Net cash provided by operating activities decreased by 61.7 billion yen compared with an increase in cash by 1,401.1 billion yen in FY2005 semi-annual results. Cash flows from investing activities resulted in a decrease in cash by 1,650.7 billion yen in FY2006 semi-annual results, mainly due to the additions to finance receivables of 3,148.3 billion yen. Net cash used in investing activities in the FY2006 semi-annual results decreased by 142.7 billion yen compared with 1,793.4 billion yen of net cash used in investing activities in the FY 2005 semi-annual results. Cash flows from financing activities resulted in an increase in cash by 489.9 billion yen in FY2006 semi-annual results, mainly due to the proceeds from issuance of long-term debt of 875.7 billion yen. Net cash provided by financing activities increased by
338.4 billion yen compared with FY2005 semi-annual results. After consideration of the effect of exchange rate changes, cash and cash equivalents increased by
212.1 billion yen, or 14.3%, to 1,695.8 billion yen at the end of FY2006 semi-annual period compared with the end of FY2005.
         Regarding the consolidated cash flows by segment for FY2006 semi-annual period, in non-financial services business, net cash provided by operating activities was 1,029.4 billion yen, net cash used in investing activities was
704.6 billion yen and net cash used in financing activities was 164.6 billion yen. Meanwhile, in the financial services business, net cash provided by operating activities was 253.2 billion yen, net cash used in investing activities was 898.6 billion yen and net cash provided by financing activities was 663.9 billion yen.
         Cash flows from origination and collection activities of finance receivables relating to inventory-sales have been reclassified from investing activities to operating activities in our consolidated statements of cash flows from FY2005 annual period as well as our consolidated statements of cash flows of FY2006 semi-annual period, based on the concerns raised by the staff of the United States Securities and Exchange Commission. FY2005 semi-annual period amounts have been also reclassified to conform to the FY2005 annual and FY2006 semi-annual presentations. As a result of the reclassification made for FY2005 semi-annual, cash flows from operating activities in consolidated statements of cash flows increased by 33.2 billion yen and cash flows from investing activities decreased by the same amount compared with presentation before reclassification.
         In consolidated statements of cash flows as classified into non-financial services business and financial services business, cash flows from origination and collection activities of finance receivables relating to inventory-sales continue to be reported in investing activities.


2. Consolidated Financial Results of FY2006 Semi-Annual by Segment

  (1) Segment Operating Results

      Automotive:
         Net revenues for the automotive operations increased by 804.9 billion yen, or 9.7%, to 9,144.5 billion yen in FY2006 semi-annual results compared with FY2005 semi-annual results, and operating income decreased by 35.5 billion yen, or 4.7%, to 721.3 billion yen in FY2006 semi-annual results compared with FY2005 semi-annual results. The decrease in operating income was mainly a result of an increase in expenses due to expansion of operations, partially offset by increases in vehicle units sold in each region, including North America and Asia and cost reduction efforts.


                                 Consolidated 7

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

      Financial services:
         Net revenues for the financial services operations increased by 77.6 billion yen, or 20.2%, to 462.0 billion yen in FY2006 semi-annual results compared with FY2005 semi-annual results, while operating income decreased by
19.2 billion yen, or 18.6%, to 83.5 billion yen in FY2006 semi-annual results compared with FY2005 semi-annual results. The decrease in operating income was primarily because of the gain in FY2005 semi-annual to record prior-year adjustments relating to accounting for loan origination costs in accordance with the Statement of Financial Accounting Standards ("FAS") No.91 by a sales finance subsidiary in the United States of America, as well as the decrease in valuation profits from marking interest rate swaps to market for FY2006 semi-annual in accordance with FAS No. 133 as amended by several guidance including FAS No.138, despite a steady increase in financing volumes.


      All other:
         Net revenues for all other businesses increased by 69.1 billion yen, or 14.8%, to 535.9 billion yen in FY2006 semi-annual results compared with FY2005 semi-annual results, while operating income decreased by 2.9 billion yen, or 22.9%, to 9.8 billion yen in FY2006 semi-annual results compared with FY2005 semi-annual results.

  (2) Geographic Information

      Japan:
         Net revenues in Japan increased by 252.3 billion yen, or 4.4%, to 6,032.9 billion yen in FY2006 semi-annual results compared with FY2005 semi-annual results, while operating income decreased by 104.7 billion yen, or 21.3%, to 385.9 billion yen in FY2006 semi-annual-results compared with FY2005 semi-annual results. The decrease in operating income was mainly a result of an increase in expenses due to expansion of operations, partially offset by cost reduction efforts.

      North America:
         Net revenues in North America increased by 437.6 billion yen, or 13.7%, to 3,627.3 billion yen in FY2006 semi-annual results compared with FY2005 semi-annual results, and operating income increased by 23.8 billion yen, or 9.7%, to 268.5 billion yen in FY2006 semi-annual results compared with FY2005 semi-annual results. The increase in operating income was due to a solid performance resulting from increases in both local production volume and vehicle units sold, as well as cost reduction efforts.

      Europe:
         Net revenues in Europe increased by 99.5 billion yen, or 8.3%, to 1,300.8 billion yen in FY2006 semi-annual results compared with FY2005 semi-annual results, while operating income decreased by 26.2 billion yen, or 39.5%, to 40.1 billion yen in FY2006 semi-annual results compared with FY2005 semi-annual results. The decrease in operating income was mainly due to an increase in expenses, partially offset by increases in both local production volume and vehicle units sold.

      Asia:
         Net revenues in Asia increased by 247.2 billion yen, or 33.0%, to 997.0 billion yen in the FY2006 semi-annual results, compared with FY2005 semi-annual results, and operating income increased by 31.9 billion yen, or 73.4%, to 75.4 billion yen in the FY2006 semi-annual results, compared with FY2005 semi-annual results. The increase in operating income was mainly due to the favorable sales of IMV series vehicles which resulted in increases in both local production volume and vehicle units sold.

      Others:
         Net revenues in other markets increased by 177.6 billion yen, or 30.5%, to 760.1 billion yen in FY2006 semi-annual results compared with FY2005 semi-annual results, and operating income increased by 8.8 billion yen, or 32.1%, to 36.2 billion yen in FY2006 semi-annual results compared with FY2005 semi-annual results. The increase in operating income was primarily due to increases in local production volumes as well as vehicle units sold, mainly IMV series vehicles.


                                 Consolidated 8

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3. Distribution of Profits for FY2006 Semi-Annual

         As for the dividends, TMC increased in interim dividends declared in November 2004 by 10 yen per share to 35 yen per share. Accordingly, the dividend payout ratio for FY2006 semi-annual period would be 40.2%, and the consolidated dividend payout ratio would be 20.0%. On the other hand, during FY2006 semi-annual period, TMC repurchased 16 million of its own shares in using, the aggregate of 61.7 billion yen from retained earnings.

4. Other

         TMC receives common shares of the Mitsubishi UFJ Financial Group, Inc. because of the merger between Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings, Inc. on October 1, 2005 in exchange for shares of UFJ Holdings Inc., which TMC had held. As a result of this transaction, in accordance with accounting principles generally accepted in the United States of America, TMC will record a gain of approximately 140.0 billion yen in income before taxes, minority interest, and equity in earnings of affiliated companies in the third quarter of the FY2006 as a difference between acquisition costs of prior-merger shares and the fair market value of post-merger shares.



                                 Consolidated 9

                       CONSOLIDATED PRODUCTION AND SALES

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

     1. Production
                                                                                                                           (Units)
      ---------------------------------------------------------------------------------------------------   ------------------------
                                      FY2006 semi-annual      FY2005 semi-annual                                    FY2005
                                      (April 2005 through     (April 2004 through         Increase            (April 2004 through
                                        September 2005)         September 2004)          (Decrease)               March 2005)
      ---------------------------------------------------------------------------------------------------   ------------------------
      Vehicles         Japan                     2,191,618               2,177,133               14,485                  4,534,838
       (new)
      ---------------------------------------------------------------------------------------------------   ------------------------
                    North America                  609,387                 575,418               33,969                  1,156,166
      -----------  --------------------------------------------------------------------------------------   ------------------------
                       Europe                      298,923                 282,782               16,141                    595,874
      -----------  --------------------------------------------------------------------------------------   ------------------------
                        Asia                       416,461                 280,862              135,599                    647,559
      -----------  --------------------------------------------------------------------------------------   ------------------------
                       Others                      185,586                 152,858               32,728                    297,539
      -----------  --------------------------------------------------------------------------------------   ------------------------
                   Overseas total                1,510,357               1,291,920              218,437                  2,697,138
      ---------------------------------------------------------------------------------------------------   ------------------------
                       Total                     3,701,975               3,469,053              232,922                  7,231,976
      ---------------------------------------------------------------------------------------------------   ------------------------
      Houses (Japan)                                 2,352                   2,384                 (32)                      5,115
      ---------------------------------------------------------------------------------------------------   ------------------------

      Note: The total production of vehicles (new) includes 369,054 units of Daihatsu brand vehicles (including OEM production) in FY2006 semi-annual results, 353,004 units in FY2005 semi-annual results and 745,745 units in FY2005 results, and 49,650 units of Hino brand vehicles (including OEM production) in FY2006 semi-annual results, 47,631 units in FY2005 semi-annual results and 93,470 units in FY2005 results.

    2. Sales (by destination)
                                                                                                                           (Units)
      ---------------------------------------------------------------------------------------------------   ------------------------
                                      FY2006 semi-annual      FY2005 semi-annual          Increase                  FY2005
                                      (April 2005 through     (April 2004 through        (Decrease)           (April 2004 through
                                        September 2005)         September 2004)                                   March 2005)
      ---------------------------------------------------------------------------------------------------   ------------------------
      Vehicles         Japan                     1,086,773               1,106,718            (19,945)                  2,381,325
        (new)
      ---------------------------------------------------------------------------------------------------   ------------------------
                                                                                               119,136                  2,271,139
                    North America                1,244,673               1,125,537
      -----------  --------------------------------------------------------------------------------------   ------------------------
                       Europe                      498,072                 476,471              21,601                    978,963
      -----------  --------------------------------------------------------------------------------------   ------------------------

                        Asia                       448,090                 385,812              62,278                    833,507
      -----------  --------------------------------------------------------------------------------------   ------------------------
                       Others                      555,511                 472,543              82,968                    943,444
      -----------  --------------------------------------------------------------------------------------   ------------------------
                   Overseas total                2,746,346               2,460,363             285,983                  5,027,053
      ---------------------------------------------------------------------------------------------------   ------------------------
                       Total                     3,833,119               3,567,081             266,038                  7,408,378
      ---------------------------------------------------------------------------------------------------   ------------------------
      Houses (Japan)                                 2,274                   2,194                  80                      5,283
      ---------------------------------------------------------------------------------------------------   ------------------------

      Note: The total sales of vehicles (new) includes 344,656 units of Daihatsu brand vehicles in FY2006 semi-annual results, 330,161 units in FY2005 semi-annual results and 703,497 units in FY2005 results, and 49,249 units of Hino brand vehicles in FY2006 semi-annual results, 47,171 units in FY2005 semi-annual results and 95,318 units in FY2005 results.


                                Consolidated 10

                     BREAKDOWN OF CONSOLIDATED NET REVENUES

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                   (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                        FY2006 semi-annual        FY2005 semi-annual              Increase
                                                       (April 2005 through        (April 2004 through            (Decrease)
                                                         September 2005)            September 2004)
     -------------------------------------------------------------------------------------------------------------------------------
           Vehicles                                                 7,772,225                 7,133,743                   638,482
     -------------------------------------------------------------------------------------------------------------------------------
           Parts & components for overseas                            131,174                   117,493                    13,681
           production
     -------------------------------------------------------------------------------------------------------------------------------
           Parts                                                      631,506                   563,921                    67,585
     -------------------------------------------------------------------------------------------------------------------------------
           Others                                                     603,257                   517,004                    86,253
           -------------------------------------------------------------------------------------------------------------------------
     Total Automotive                                               9,138,162                 8,332,161                   806,001
     -------------------------------------------------------------------------------------------------------------------------------
     Financial services                                               452,994                   374,408                    78,586
     -------------------------------------------------------------------------------------------------------------------------------
     Housing                                                           58,248                    55,200                     3,048
     -------------------------------------------------------------------------------------------------------------------------------
     Telecommunications                                                25,735                    21,286                     4,449
     -------------------------------------------------------------------------------------------------------------------------------
     Others                                                           278,021                   242,610                    35,411
     -------------------------------------------------------------------------------------------------------------------------------
     Total                                                          9,953,160                 9,025,665                   927,495
     -------------------------------------------------------------------------------------------------------------------------------

      Note:  The amounts represent net revenues to external customers.



                                Consolidated 11

                        CONSOLIDATED STATEMENTS OF INCOME

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                   (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                               FY2006 semi-annual     FY2005 semi-annual       Increase               FY2005
                                              (April 2005 through     (April 2004 through     (Decrease)        (April 2004 through
                                                September 2005)         September 2004)                             March 2005)
     -------------------------------------------------------------------------------------------------------    --------------------
     Net revenues :                                      9,953,160              9,025,665          927,495              18,551,526
        Sales of products                                9,500,166              8,651,257          848,909              17,790,862
        Financing operations                               452,994                374,408           78,586                 760,664
     Costs and expenses :                                9,143,669              8,159,416          984,253              16,879,339
        Cost of products sold                            7,710,268              6,961,521          748,747              14,500,282
        Cost of financing operations                       270,944                177,728           93,216                 369,844
        Selling, general and administrative              1,162,457              1,020,167          142,290               2,009,213
     Operating income                                      809,491                866,249          (56,758)              1,672,187
     Other income (expense):                                46,506                 46,966             (460)                 82,450
        Interest and dividend income                        46,955                 33,128           13,827                  67,519
        Interest expense                                   (11,048)                (7,944)          (3,104)                (18,956)
        Foreign exchange gain, net                           5,584                  6,196             (612)                 21,419
        Other income, net                                    5,015                 15,586          (10,571)                 12,468
     Income before income taxes,
        minority interest and equity in                    855,997                913,215          (57,218)              1,754,637
        earnings of affiliated companies
     Provision for income taxes                            325,116                361,338          (36,222)                657,910
     Income before minority interest and
        equity in earnings of affiliated                   530,881                551,877          (20,996)              1,096,727
        companies
     Minority interest in consolidated                     (31,003)               (26,652)          (4,351)                (64,938)
        subsidiaries
     Equity in earnings of affiliated                       70,642                 58,813           11,829                 139,471
        companies
     Net income                                            570,520                584,038          (13,518)              1,171,260
     -------------------------------------------------------------------------------------------------------    --------------------
                                                                                                                              (Yen)
     -------------------------------------------------------------------------------------------------------    --------------------
     Net income per share - basic                           175.13                176.32           (1.19)                  355.35
     Net income per share - diluted                         175.10                176.28           (1.18)                  355.28
     -------------------------------------------------------------------------------------------------------    --------------------


                                Consolidated 12

                           CONSOLIDATED BALANCE SHEETS

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                    (Amounts are rounded to the nearest million yen)
   ------------------------------------------------------------------------------------------------------------- -------------------
                                             FY2006 semi-annual             FY2005               Increase        FY2005 semi-annual
                                                   (As of                   (As of              (Decrease)             (As of
                                             September 30, 2005)         March 31, 2005)                         September 30, 2004)
   ------------------------------------------------------------------------------------------------------------- -------------------
                   Assets
   Current assets :                                    9,786,178             9,440,105             346,073           9,137,709
      Cash and cash equivalents                        1,695,897             1,483,753             212,144           1,528,243
      Time deposits                                       59,988                63,609              (3,621)             68,375
      Marketable securities                              517,784               543,124             (25,340)            679,172
      Trade accounts and notes
         receivable, less allowance for                1,414,966             1,616,341            (201,375)          1,401,820
         doubtful accounts
      Finance receivables, net                         3,157,323             3,010,135             147,188           2,835,006
      Other receivables                                  459,202               438,676              20,526             455,747
      Inventories                                      1,443,333             1,306,709             136,624           1,191,041
      Deferred income taxes                              498,101               475,764              22,337             464,369
      Prepaid expenses and other current                 539,584               501,994              37,590             513,936
         assets
   Noncurrent finance receivables, net                 4,547,430             3,976,941             570,489           3,830,554
   Investments and other assets :                      5,486,546             5,122,371             364,175           4,746,120
      Marketable securities and other                  2,951,968             2,704,142             247,826           2,424,590
         securities investments
      Affiliated companies                             1,663,859             1,570,185              93,674           1,430,730
      Employees receivables                               73,518                49,538              23,980              43,698
      Other                                              797,201               798,506              (1,305)            847,102
   Property, plant and equipment :                     6,437,438             5,795,594             641,844           5,595,811
      Land                                             1,204,454             1,182,768              21,686           1,170,975
      Buildings                                        3,051,281             2,935,274             116,007           2,863,953
      Machinery and equipment                          8,052,513             7,897,509             155,004           7,866,194
      Vehicles and equipment on                        2,240,308             1,828,697             411,611           1,664,343
         operating leases
      Construction in progress                           339,242               214,781             124,461             260,804
      Less - Accumulated depreciation                 (8,450,360)           (8,263,435)           (186,925)         (8,230,458)
   ------------------------------------------------------------------------------------------------------------- -------------------
                Total assets                          26,257,592            24,335,011           1,922,581          23,310,194
   --------------------------------------- ------------------------ -------------------- --------------------  ------------------



                                Consolidated 13

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                    (Amounts are rounded to the nearest million yen)
     --------------------------------------------------------------------------------------------------------- -------------------
                                                FY2006 semi-annual           FY2005               Increase      FY2005 semi-annual
                                                      (As of                 (As of              (Decrease)           (As of
                                                September 30, 2005)      March 31, 2005)                        September 30, 2004)
     --------------------------------------------------------------------------------------------------------- -------------------
               Liabilities
     Current liabilities :                            9,074,606             8,227,206              847,400            7,841,687
        Short-term borrowings                         2,769,166             2,381,827              387,339            2,285,994
        Current portion of long-term debt             1,484,076             1,150,920              333,156            1,157,635
        Accounts payable                              1,823,606             1,856,799              (33,193)           1,648,873
        Other payables                                  705,410               693,041               12,369              697,566
        Accrued expenses                              1,409,570             1,289,373              120,197            1,208,947
        Income taxes payable                            260,320               292,835              (32,515)             271,250
        Other current liabilities                       622,458               562,411               60,047              571,422
     Long-term liabilities :                          6,963,433             6,557,926              405,507            6,454,099
        Long-term debt                                5,307,694             5,014,925              292,769            4,807,512
        Accrued pension and severance                   644,518               646,989               (2,471)             714,795
           costs
        Deferred income taxes                           910,586               811,670               98,916              822,567
        Other long-term liabilities                     100,635                84,342               16,293              109,225
              Total liabilities                      16,038,039            14,785,132            1,252,907           14,295,786

      Minority interest in consolidated                 526,788               504,929               21,859              472,332
                 subsidiaries

      Shareholders' equity :
        Common stock                                    397,050               397,050                    -              397,050
        Additional paid-in capital                      495,580               495,707                 (127)             494,431
        Retained earnings                             9,771,972             9,332,176              439,796            8,827,003
        Accumulated other comprehensive                 187,280               (80,660)             267,940             (134,377)
          income(loss)
        Treasury stock, at cost                      (1,159,117)           (1,099,323)             (59,794)          (1,042,031)
        Total shareholders' equity                    9,692,765             9,044,950              647,815            8,542,076
     --------------------------------------------------------------------------------------------------------- -------------------
             Total liabilities and                   26,257,592            24,335,011            1,922,581           23,310,194
             shareholders' equity
     --------------------------------------------------------------------------------------------------------- -------------------


                                Consolidated 14

                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(1) FY2006 semi-annual results (April 2005 through September 2005)

                                                                                   (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                        Accumulated
                                                 Common       Additional    Retained       other          Treasury        Total
                                                 stock         paid-in      earnings   comprehensive        stock,     shareholders'
                                                               capital                 income (loss)       at cost        equity
     -------------------------------------------------------------------------------------------------------------------------------
     Balances at March 31, 2005                   397,050        495,707   9,332,176           (80,660)   (1,099,323)     9,044,950
                                               -------------------------------------------------------------------------------------
     Issuance during the period                                     (127)                                                      (127)
     Comprehensive income:
        Net income                                                           570,520                                        570,520
        Other comprehensive income (loss)
          Foreign currency translation                                                         138,270                      138,270
            adjustments
          Unrealized gains on securities,
            net of reclassification                                                            129,991                      129,991
            adjustments
          Minimum pension liability                                                               (321)                        (321)
            adjustments
        Total comprehensive income                                                                                          838,460
     Dividends paid                                                         (130,724)                                      (130,724)
     Purchase and reissuance of common stock                                                                 (59,794)       (59,794)
                                               -------------------------------------------------------------------------------------
     Balances at September 30, 2005               397,050        495,580   9,771,972           187,280    (1,159,117)     9,692,765
     -------------------------------------------------------------------------------------------------------------------------------

(2) FY2005 semi-annual results (April 2004 through September 2004)

                                                                                   (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                        Accumulated
                                                 Common       Additional    Retained       other          Treasury        Total
                                                 stock         paid-in      earnings   comprehensive        stock,     shareholders'
                                                               capital                  income (loss)      at cost        equity
     -------------------------------------------------------------------------------------------------------------------------------
     Balances at March 31, 2004                   397,050        495,179    8,326,215         (204,592)     (835,285)     8,178,567
                                               -------------------------------------------------------------------------------------
     Issuance during the period                                     (748)                                                      (748)
     Comprehensive income:
        Net income                                                            584,038                                       584,038
        Other comprehensive income (loss)
          Foreign currency translation                                                         119,499                      119,499
            adjustments
          Unrealized losses on securities,
            net of reclassification                                                            (55,051)                     (55,051)
            adjustments
          Minimum pension liability                                                              5,767                        5,767
            adjustments
        Total comprehensive income                                                                                          654,253
     Dividends paid                                                           (83,250)                                      (83,250)
     Purchase and reissuance of common stock                                                                (206,746)      (206,746)
                                               -------------------------------------------------------------------------------------
     Balances at September 30, 2004               397,050        494,431    8,827,003         (134,377)   (1,042,031)     8,542,076
     -------------------------------------------------------------------------------------------------------------------------------



                                Consolidated 15

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------    ---------------------
                                                               FY2006 semi-annual     FY2005 semi-annual              FY2005
                                                               (April 2005 through    (April 2004 through      (April 2004 through
                                                                 September 2005)        September 2004)            March 2005)
     ------------------------------------------------------------------------------------------------------    ---------------------
     Cash flows from operating activities :
        Net income                                                         570,520                584,038                1,171,260
        Adjustments to reconcile net income to net cash
        provided by operating activities
           Depreciation                                                    547,036                485,311                  997,713
           Provision for doubtful accounts and credit losses                28,923                 31,966                   63,154
           Pension and severance costs, less payments                       13,514                  3,085                  (52,933)
           Loss on disposal of fixed assets                                 26,993                 18,914                   49,159
           Unrealized losses on available-for-sale                           4,460                  1,997                    2,324
            securities, net
           Deferred income taxes                                           (15,862)                49,858                   84,711
           Minority interest in consolidated subsidiaries                   31,003                 26,652                   64,938
           Equity in earnings of affiliated companies                      (70,642)               (58,813)                (139,471)
           Changes in operating assets and liabilities and                 203,513                258,126                  130,085
            other
     ------------------------------------------------------------------------------------------------------    ---------------------
                   Net cash provided by operating activities             1,339,458              1,401,134                2,370,940
     ------------------------------------------------------------------------------------------------------    ---------------------

     Cash flows from investing activities :
        Additions to finance receivables                                (3,148,381)            (2,381,567)              (4,296,966)
        Collection of and proceeds from sales of finance                 2,638,589              1,827,105                3,377,510
          receivables
        Additions to fixed assets excluding equipment                     (716,530)              (538,886)              (1,068,287)
          leased to others
        Additions to equipment leased to others                           (624,732)              (361,708)                (854,953)
        Proceeds from sales of fixed assets excluding                       39,122                 29,152                   69,396
          equipment leased to others
        Proceeds from sales of equipment leased to others                  195,222                152,433                  316,456
        Purchases of marketable securities and security                   (401,268)              (747,373)              (1,165,791)
          investments
        Proceeds from sales of and maturity of marketable                  430,054                226,907                  573,943
          securities and security investments
        Payment for additional investments in affiliated                      (129)                  (683)                    (901)
          companies, net of cash acquired
        Changes in investments and other assets and other                  (62,730)                 1,168                  (11,603)
     ------------------------------------------------------------------------------------------------------    ---------------------
                       Net cash used in investing activities            (1,650,783)            (1,793,452)              (3,061,196)
     ------------------------------------------------------------------------------------------------------    ---------------------

     Cash flows from financing activities :
        Purchase of common stock                                           (59,734)              (206,917)                (264,106)
        Proceeds from issuance of long-term debt                           875,706                921,299                1,863,710
        Payments of long-term debt                                        (508,550)              (538,467)              (1,155,223)
        Increase in short-term borrowings                                  313,266                 58,904                  140,302
        Dividends paid                                                    (130,724)               (83,250)                (165,299)
     ------------------------------------------------------------------------------------------------------    ---------------------
                   Net cash provided by financing activities               489,964                151,569                  419,384
     ------------------------------------------------------------------------------------------------------    ---------------------
     Effect of exchange rate changes on cash and cash                       33,505                 39,216                   24,849
        equivalents
     ------------------------------------------------------------------------------------------------------    ---------------------
     Net increase (decrease) in cash and cash equivalents                  212,144               (201,533)                (246,023)
     ------------------------------------------------------------------------------------------------------    ---------------------
     Cash and cash equivalents at beginning of period                    1,483,753              1,729,776                1,729,776
     ------------------------------------------------------------------------------------------------------    ---------------------
     Cash and cash equivalents at end of period                          1,695,897              1,528,243                1,483,753
     -------------------------------------------------------- ---------------------- ----------------------    ---------------------

      Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.



                                Consolidated 16

                               SEGMENT INFORMATION

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.  Segment Operating Results

(1) FY2006 semi-annual results (April 2005 through September 2005)

                                                                                   (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                              Intersegment
                                       Automotive     Financial Services      All Other    Elimination and/or         Consolidated
                                                                                            Unallocated Amount
     -------------------------------------------------------------------------------------------------------------------------------
      Net revenues :
      (1) Sales to external               9,138,162             452,994            362,004                   -          9,953,160
            customers
      (2) Intersegment sales                  6,323               9,023            173,960            (189,306)                 -
            and transfers
                Total                     9,144,485             462,017            535,964            (189,306)         9,953,160
     -------------------------------------------------------------------------------------------------------------------------------
      Operating expenses                  8,423,112             378,444            526,134            (184,021)         9,143,669
     -------------------------------------------------------------------------------------------------------------------------------
      Operating income                      721,373              83,573              9,830              (5,285)           809,491
     ===============================================================================================================================
      Depreciation expenses                 396,984             137,153             12,899                   -            547,036
     -------------------------------------------------------------------------------------------------------------------------------
      Capital expenditure                   747,597             552,965             17,960              22,740          1,341,262
     -------------------------------------------------------------------------------------------------------------------------------

(2) FY2005 semi-annual results (April 2004 through September 2004)

                                                                                   (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                                              Intersegment
                                       Automotive     Financial Services      All Other    Elimination and/or         Consolidated
                                                                                            Unallocated Amount
     -------------------------------------------------------------------------------------------------------------------------------
      Net revenues :
      (1) Sales to external               8,332,161             374,408            319,096                   -          9,025,665
            customers
      (2) Intersegment sales                  7,477               9,958            147,795            (165,230)                 -
            and transfers
                Total                     8,339,638             384,366            466,891            (165,230)         9,025,665
     -------------------------------------------------------------------------------------------------------------------------------
      Operating expenses                  7,582,799             281,699            454,143            (159,225)         8,159,416
     -------------------------------------------------------------------------------------------------------------------------------
      Operating income                      756,839             102,667             12,748              (6,005)           866,249
     ===============================================================================================================================
      Depreciation expenses                 378,416              96,252             10,643                   -            485,311
     -------------------------------------------------------------------------------------------------------------------------------
      Capital expenditure                   543,568             295,427             21,357              40,242            900,594
     -------------------------------------------------------------------------------------------------------------------------------



                                Consolidated 17

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2. Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

(1) Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                                                FY2006 semi-annual         FY2005 semi-annual           Increase
                                                               (April 2005 through        (April 2004 through          (Decrease)
                                                                 September 2005)            September 2004)
     -------------------------------------------------------------------------------------------------------------------------------
                  (Non-financial services)
     Net revenues                                                       9,504,502               8,655,852                 848,650
     Costs and expenses :                                               8,770,729               7,883,784                 886,945
         Cost of revenues                                               7,710,281               6,958,489                 751,792
         Selling, general and administrative                            1,060,448                 925,295                 135,153
     Operating income                                                     733,773                 772,068                 (38,295)
     Other income, net                                                     43,119                  40,854                   2,265
     Income before income taxes,
        minority interest and equity in earnings of                       776,892                 812,922                 (36,030)
        affiliated companies
     Provision for income taxes                                           290,583                 319,354                 (28,771)
     Income before minority interest and equity in earnings               486,309                 493,568                  (7,259)
        of affiliated companies
     Minority interest in consolidated subsidiaries                       (30,043)                (26,413)                 (3,630)
     Equity in earnings of affiliated companies                            57,274                  50,762                   6,512
     Net income                                                           513,540                 517,917                  (4,377)
     -------------------------------------------------------------------------------------------------------------------------------
                    (Financial services)
     Net revenues                                                         462,017                 384,366                  77,651
     Costs and expenses :                                                 378,444                 281,699                  96,745
         Cost of revenues                                                 272,732                 182,535                  90,197
         Selling, general and administrative                              105,712                  99,164                   6,548
     Operating income                                                      83,573                 102,667                 (19,094)
     Other expense, net                                                    (4,451)                 (2,395)                 (2,056)
     Income before income taxes,
        minority interest and equity in earnings of                        79,122                 100,272                 (21,150)
        affiliated companies
     Provision for income taxes                                            34,539                  41,976                  (7,437)
     Income before minority interest and equity in earnings                44,583                  58,296                 (13,713)
        of affiliated companies
     Minority interest in consolidated subsidiaries                          (960)                   (239)                   (721)
     Equity in earnings of affiliated companies                            13,368                   8,051                   5,317
     Net income                                                            56,991                  66,108                  (9,117)
     -------------------------------------------------------------------------------------------------------------------------------
                        (Elimination)
     Elimination of net income                                                (11)                     13                     (24)
     -------------------------------------------------------------------------------------------------------------------------------
                       (Consolidated)
     Net income                                                           570,520                 584,038                 (13,518)
     ------------------------------------------------------ ----------------------- ----------------------- ------------------------


                                Consolidated 18

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business


                                                                                    (Amounts are rounded to the nearest million yen)

     -------------------------------------------------------------------------------------------------------------------------------
                                                                 FY2006 semi-annual             FY2005                  Increase
                                                                       (As of                   (As of                 (Decrease)
                                                                 September 30, 2005)        March 31, 2005)
     -------------------------------------------------------------------------------------------------------------------------------
                           Assets
                  (Non-financial services)
       Current assets :                                                  6,594,009              6,401,152                 192,857
        Cash and cash equivalents                                        1,512,054              1,324,126                 187,928
        Time deposits                                                       19,115                  8,006                  11,109
        Marketable securities                                              516,847                541,785                 (24,938)
        Trade accounts and notes receivable, less                        1,438,329              1,640,155                (201,826)
        allowance for doubtful accounts
        Inventories                                                      1,443,333              1,306,709                 136,624
        Prepaid expenses and other current assets                        1,664,331              1,580,371                  83,960

       Investments and other assets                                      5,097,316              4,804,843                 292,473
       Property, plant and equipment                                     4,877,330              4,579,052                 298,278
     -------------------------------------------------------------------------------------------------------------------------------
                            Total                                       16,568,655             15,785,047                 783,608
     -------------------------------------------------------------------------------------------------------------------------------
                    (Financial services)
       Current assets :                                                  3,990,679              3,836,650                 154,029
        Cash and cash equivalents                                          183,843                159,627                  24,216
        Time deposits                                                       40,873                 55,603                 (14,730)
        Marketable securities                                                  937                  1,339                    (402)
        Finance receivables, net                                         3,157,323              3,010,135                 147,188
        Prepaid expenses and other current assets                          607,703                609,946                  (2,243)

       Noncurrent finance receivables, net                               4,547,430              3,976,941                 570,489
       Investments and other assets                                        543,028                457,115                  85,913
       Property, plant and equipment                                     1,560,108              1,216,542                 343,566
     -------------------------------------------------------------------------------------------------------------------------------
                            Total                                       10,641,245              9,487,248               1,153,997
     -------------------------------------------------------------------------------------------------------------------------------
                        (Elimination)
                    Elimination of assets                                 (952,308)              (937,284)                (15,024)
     -------------------------------------------------------------------------------------------------------------------------------
                       (Consolidated)
                        Total assets                                    26,257,592             24,335,011               1,922,581
     -------------------------------------------------------------------------------------------------------------------------------
       Note: Assets in the non-financial services include unallocated corporate assets.



                                Consolidated 19

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                   (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                                                  FY2006 semi-annual             FY2005                Increase
                                                                        (As of                   (As of               (Decrease)
                                                                  September 30, 2005)        March 31, 2005)
     -------------------------------------------------------------------------------------------------------------------------------
                         Liabilities
                  (Non-financial services)
      Current liabilities :                                              5,273,753              5,139,351                  134,402
       Short-term borrowings                                               755,204                713,474                   41,730
       Current portion of long-term debt                                    56,890                 60,092                   (3,202)
       Accounts payable                                                  1,814,732              1,847,036                  (32,304)
       Accrued expenses                                                  1,302,438              1,200,122                  102,316
       Income taxes payable                                                237,302                263,291                  (25,989)
       Other current liabilities                                         1,107,187              1,055,336                   51,851

      Long-term liabilities :                                            2,053,110              1,957,404                   95,706
       Long-term debt                                                      738,723                747,911                   (9,188)
       Accrued pension and severance costs                                 642,297                645,308                   (3,011)
       Other long-term liabilities                                         672,090                564,185                  107,905
                            Total                                        7,326,863              7,096,755                  230,108
     -------------------------------------------------------------------------------------------------------------------------------
                    (Financial services)
      Current liabilities :                                              4,594,472              3,789,503                  804,969
       Short-term borrowings                                             2,646,087              2,269,197                  376,890
       Current portion of long-term debt                                 1,486,186              1,092,328                  393,858
       Accounts payable                                                     19,292                 15,542                    3,750
       Accrued expenses                                                    110,817                 93,042                   17,775
       Income taxes payable                                                 23,018                 29,544                   (6,526)
       Other current liabilities                                           309,072                289,850                   19,222

      Long-term liabilities :                                            5,069,562              4,836,755                  232,807
       Long-term debt                                                    4,728,210              4,503,247                  224,963
       Accrued pension and severance costs                                   2,221                  1,681                      540
       Other long-term liabilities                                         339,131                331,827                    7,304
                            Total                                        9,664,034              8,626,258                1,037,776
     -------------------------------------------------------------------------------------------------------------------------------
                        (Elimination)
                 Elimination of liabilities                               (952,858)              (937,881)                 (14,977)
                       (Consolidated)
                      Total liabilities                                 16,038,039             14,785,132                1,252,907
     -------------------------------------------------------------------------------------------------------------------------------
                       (Consolidated)
              Minority interest in consolidated                            526,788                504,929                   21,859
                        subsidiaries
     -------------------------------------------------------------------------------------------------------------------------------
                    Shareholders' equity
                       (Consolidated)
        Common stock                                                       397,050                397,050                     -
        Additional paid-in capital                                         495,580                495,707                     (127)
        Retained earnings                                                9,771,972              9,332,176                  439,796
        Accumulated other comprehensive income (loss)                      187,280                (80,660)                 267,940
        Treasury stock, at cost                                         (1,159,117)            (1,099,323)                 (59,794)
                 Total shareholders' equity                              9,692,765              9,044,950                  647,815
     -------------------------------------------------------------------------------------------------------------------------------
                       (Consolidated)
         Total liabilities and shareholders' equity                     26,257,592             24,335,011                1,922,581
     -------------------------------------------------------------------------------------------------------------------------------



                                Consolidated 20

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business


     ------------------------------------------------------------------------------------------------------------------------------
                                                                                   FY2006 semi-annual        FY2005 semi-annual
                                                                                  (April 2005 through       (April 2004 through
                                                                                    September 2005)           September 2004)
     ------------------------------------------------------------------------------------------------------------------------------
                             (Non-financial services)
     Cash flows from operating activities :
       Net income                                                                               513,540                   517,917
       Adjustments to reconcile net income to net cash provided by operating activities
         Depreciation                                                                           409,883                   389,059
         Pension and severance costs, less payments                                              12,982                     2,857
         Loss on disposal of fixed assets                                                        26,774                    18,540
         Unrealized losses on available-for-sale securities, net                                  4,460                     1,997
         Deferred income taxes                                                                  (35,348)                   19,492
         Minority interest in consolidated subsidiaries                                          30,043                    26,413
         Equity in earnings of affiliated companies                                             (57,274)                  (50,762)
         Changes in operating assets and liabilities and other                                  124,373                    22,187
     --------------------------------------------------------------- ---------------------------------------------------------------
                                     Net cash provided by operating activities                1,029,433                   947,700
     ------------------------------------------------------------------------------------------------------------------------------

     Cash flows from investing activities :
       Additions to fixed assets excluding equipment leased to others                          (713,143)                 (531,073)
       Additions to equipment leased to others                                                  (75,154)                  (74,094)
       Proceeds from sales of fixed assets excluding equipment leased to                         35,193                    26,037
         others
       Proceeds from sales of equipment leased to others                                         42,397                    38,576
       Purchases of marketable securities and security investments                             (297,235)                 (686,319)
       Proceeds from sales of and maturity of marketable securities and                         358,417                   166,815
         security investments
       Payment for additional investments in affiliated companies, net of                          (129)                     (683)
         cash acquired
       Changes in investments and other assets and other                                        (55,041)                   42,691
     ------------------------------------------------------------------------------------------------------------------------------
                                     Net cash used in investing activities                     (704,695)               (1,018,050)
     ------------------------------------------------------------------------------------------------------------------------------

     Cash flows from financing activities :
       Purchase of common stock                                                                 (59,734)                 (206,917)
       Proceeds from issuance of long-term debt                                                  20,766                    13,463
       Payments of long-term debt                                                               (34,976)                  (28,653)
       Increase in short-term borrowings                                                         40,055                    45,804
       Dividends paid                                                                          (130,724)                  (83,250)
       Other                                                                                          -                    (7,000)
     ------------------------------------------------------------------------------------------------------------------------------
                                     Net cash used in financing activities                     (164,613)                 (266,553)
     ------------------------------------------------------------------------------------------------------------------------------
     Effect of exchange rate changes on cash and cash equivalents                                27,803                    32,063
     ------------------------------------------------------------------------------------------------------------------------------
     Net increase (decrease) in cash and cash equivalents                                       187,928                  (304,840)
     ------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at beginning of period                                         1,324,126                 1,618,876
     ------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of period                                               1,512,054                 1,314,036
     ------------------------------------------------------------------------------------------------------------------------------


                                Consolidated 21

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                  (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                                                                   FY2006 semi-annual        FY2005 semi-annual
                                                                                  (April 2005 through       (April 2004 through
                                                                                    September 2005)           September 2004)
     ------------------------------------------------------------------------------------------------------------------------------
                              (Financial services)
     Cash flows from operating activities :
       Net income                                                                               56,991                    66,108
       Adjustments to reconcile net income to net cash provided by operating activities
         Depreciation                                                                          137,153                    96,252
         Deferred income taxes                                                                  19,493                    30,358
         Minority interest in consolidated subsidiaries                                            960                       239
         Equity in earnings of affiliated companies                                            (13,368)                   (8,051)
         Changes in operating assets and liabilities and other                                  52,051                   163,504
     ------------------------------------------------------------------------------------------------------------------------------
                                     Net cash provided by operating activities                 253,280                   348,410
     ------------------------------------------------------------------------------------------------------------------------------

     Cash flows from investing activities :
       Additions to finance receivables                                                     (5,393,541)               (4,358,871)
       Collection of and proceeds from sales of finance receivables                          4,945,309                 3,837,570
       Additions to fixed assets excluding equipment leased to others                           (3,387)                   (7,813)
       Additions to equipment leased to others                                                (549,578)                 (287,614)
       Proceeds from sales of fixed assets excluding equipment leased to                         3,929                     3,115
         others
       Proceeds from sales of equipment leased to others                                       152,825                   113,857
       Purchases of marketable securities and security investments                            (104,033)                  (61,054)
       Proceeds from sales of and maturity of marketable securities and                         71,637                    60,092
         security investments
       Changes in investments and other assets and other                                       (21,860)                  (20,247)
     ------------------------------------------------------------------------------------------------------------------------------
                                     Net cash used in investing activities                    (898,699)                 (720,965)
     ------------------------------------------------------------------------------------------------------------------------------

     Cash flows from financing activities :
       Proceeds from issuance of long-term debt                                                884,941                   928,861
       Payments of long-term debt                                                             (523,151)                 (543,592)
       Increase in short-term borrowings                                                       302,143                    76,440
       Other                                                                                         -                     7,000
     ------------------------------------------------------------------------------------------------------------------------------
                                     Net cash provided by financing activities                 663,933                   468,709
     ------------------------------------------------------------------------------------------------------------------------------
     Effect of exchange rate changes on cash and cash equivalents                                5,702                     7,153
     ------------------------------------------------------------------------------------------------------------------------------
     Net increase in cash and cash equivalents                                                  24,216                   103,307
     ------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at beginning of period                                          159,627                   110,900
     ------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of period                                                183,843                   214,207
     ------------------------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------------------------------
                                 (Consolidated)
     Effect of exchange rate changes on cash and cash equivalents                               33,505                    39,216
     ------------------------------------------------------------------------------------------------------------------------------
     Net increase (decrease) in cash and cash equivalents                                      212,144                  (201,533)
     ------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at beginning of period                                        1,483,753                 1,729,776
     ------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of period                                              1,695,897                 1,528,243
     ------------------------------------------------------------------------------------------------------------------------------
      Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.


                                Consolidated 22

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.  Geographic Information

(1) FY2006 semi-annual results (April 2005 through September 2005)

                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                 Japan      North America      Europe          Asia        Others     Intersegment    Consolidated
                                                                                                      Elimination
     ------------------------------------------------------------------------------------------------------------------------------
      Net revenues :
      (1) Sales to external
            customers            3,575,909      3,545,517      1,241,163         891,755     698,816              -     9,953,160
      (2) Intersegment
            sales and            2,457,008         81,835         59,691         105,234      61,242     (2,765,010)            -
            transfers
             Total               6,032,917      3,627,352      1,300,854         996,989     760,058     (2,765,010)    9,953,160
     ------------------------------------------------------------------------------------------------------------------------------
      Operating expenses         5,646,964      3,358,811      1,260,781         921,567     723,863     (2,768,317)    9,143,669
     ------------------------------------------------------------------------------------------------------------------------------
      Operating income             385,953        268,541         40,073          75,422      36,195          3,307       809,491
     ------------------------------------------------------------------------------------------------------------------------------


(2) FY2005 semi-annual results (April 2004 through September 2004)

                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                 Japan      North America      Europe          Asia        Others     Intersegment   Consolidated
                                                                                                      Elimination
     ------------------------------------------------------------------------------------------------------------------------------
      Net revenues :
      (1) Sales to external
            customers            3,540,760      3,102,246      1,129,304         725,329     528,026              -     9,025,665
      (2) Intersegment
            sales and            2,239,791         87,520         71,993          24,475      54,476     (2,478,255)            -
            transfers
             Total               5,780,551      3,189,766      1,201,297         749,804     582,502     (2,478,255)    9,025,665
     ------------------------------------------------------------------------------------------------------------------------------
      Operating expenses         5,289,985      2,944,990      1,135,027         706,307     555,105     (2,471,998)    8,159,416
     ------------------------------------------------------------------------------------------------------------------------------
      Operating income             490,566        244,776         66,270          43,497      27,397         (6,257)      866,249
     ------------------------------------------------------------------------------------------------------------------------------


                                Consolidated 23

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4. Overseas Sales

(1) FY2006 semi-annual results (April 2005 through September 2005)

                                                                                   (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                 North America           Europe                  Asia                Others                Total
     -------------------------------------------------------------------------------------------------------------------------------
      Overseas sales                3,624,137            1,257,310               926,376             1,335,742             7,143,565
     -------------------------------------------------------------------------------------------------------------------------------
      Consolidated sales                    -                    -                     -                     -             9,953,160
     -------------------------------------------------------------------------------------------------------------------------------
     Ratio of overseas                      %                    %                     %                     %                     %
        sales to
        consolidated sales               36.4                 12.6                   9.3                  13.5                  71.8
     -------------------------------------------------------------------------------------------------------------------------------


(2) FY2005 semi-annual results (April 2004 through September 2004)

                                                                                   (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                 North America           Europe                  Asia                Others                Total
     -------------------------------------------------------------------------------------------------------------------------------
      Overseas sales                3,194,425            1,139,092               793,241             1,072,461             6,199,219
     -------------------------------------------------------------------------------------------------------------------------------
      Consolidated sales                    -                    -                     -                     -             9,025,665
     -------------------------------------------------------------------------------------------------------------------------------
     Ratio of overseas                      %                    %                     %                     %                     %
        sales to
        consolidated sales               35.4                 12.6                   8.8                  11.9                  68.7
     -------------------------------------------------------------------------------------------------------------------------------


                                Consolidated 24

                       UNCONSOLIDATED STATEMENTS OF INCOME

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                       (Million yen; amounts less than one million yen are omitted)
------------------------------------------------------------------------------------------------------------ ----------------------
                                                    FY2006 semi-annual    FY2005 semi-annual                        FY2005
                                                    (April 2005 through  (April 2004 through    Increase      (April 2004 through
                                                      September 2005)      September 2004)     (Decrease)         March 2005)
------------------------------------------------------------------------------------------------------------ ----------------------

Net sales                                                    4,664,015            4,459,736       204,279              9,218,386
Cost of sales                                                3,795,039            3,570,278       224,761              7,506,044
Selling, general and administrative expenses                   571,319              497,062        74,257              1,010,951
      Operating income                                         297,657              392,395      (94,738)                701,390
Non-operating income                                           175,173              132,913        42,260                273,440
      Interest income                                            8,524                7,677           847                 15,765
      Dividend income                                          108,999               67,633        41,366                152,083
      Others                                                    57,648               57,602            46                105,591
Non-operating expenses                                          56,219               82,927      (26,708)                118,598
      Interest expenses                                          5,347                5,345             2                 10,729
      Others                                                    50,872               77,582      (26,710)                107,869
      Ordinary income                                          416,610              442,382      (25,772)                856,231
Extraordinary losses                                                 -               24,996      (24,996)                 24,996
      Impairment losses                                              -               24,996      (24,996)                 24,996
      Income before income taxes                               416,610              417,385         (775)                831,235
      Income taxes - current                                   146,000              159,100      (13,100)                281,700
      Income taxes - deferred                                 (13,065)              (5,454)       (7,611)                 20,205
      Net income                                               283,675              263,740        19,935                529,329
      Unappropriated retained earnings brought                 512,778              497,867        14,911                497,867
      forward
      Loss on sales of treasury stock                              184                  114            70                    184
      Interim cash dividends                                         -                    -             -                 82,049
      Unappropriated retained earnings                         796,269              761,493        34,776
      at end of period                                                                                                   944,962
------------------------------------------------------------------------------------------------------------ ----------------------


                                Unconsolidated 1

                          UNCONSOLIDATED BALANCE SHEETS

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                      (Million yen; amounts less than one million yen are omitted)
----------------------------------------------------------------------------------------------------------- ----------------------
                                                  FY2006 semi-annual          FY2005           Increase      FY2005 semi-annual
                                                        (As of                (As of          (Decrease)           (As of
                                                 September 30, 2005)      March 31, 2005)                    September 30, 2004)
----------------------------------------------------------------------------------------------------------- ----------------------
                    Assets
Current assets                                              3,346,221             3,453,441     (107,220)              3,237,132
    Cash and deposits                                         131,405                60,275        71,130                119,776
    Trade accounts receivable                                 939,377             1,088,735     (149,358)                892,524
    Marketable securities                                     872,744               870,735         2,009                898,441
    Finished goods                                            138,833               116,864        21,969                141,986
    Raw materials                                              22,670                14,747         7,923                 13,833
    Work in process                                            89,011                82,069         6,942                 68,052
    Supplies                                                    8,336                 8,091           245                  8,223
    Short-term loans                                          438,740               511,757      (73,017)                463,079
    Deferred income taxes                                     263,159               248,110        15,049                245,783
    Others                                                    447,041               459,153      (12,112)                388,331
    Less: allowance for doubtful accounts                     (5,100)               (7,100)         2,000                (2,900)

Fixed assets                                                5,838,232             5,617,550       220,682              5,433,623
  Property, plant and equipment                             1,268,255             1,258,835         9,420              1,216,696
    Buildings                                                 377,119               371,515         5,604                356,694
    Structures                                                 40,225                41,537       (1,312)                 39,907
    Machinery and equipment                                   326,542               314,168        12,374                310,931
    Vehicle and delivery equipment                             10,731                16,109       (5,378)                 10,124
    Tools, furniture and fixtures                              82,062                83,012         (950)                 73,963
    Land                                                      384,177               388,658       (4,481)                389,753
    Construction in progress                                   47,396                43,834         3,562                 35,320

  Investments and other assets                              4,569,977             4,358,714       211,263              4,216,927
    Investments in securities                               2,054,009             1,817,556       236,453              1,621,856
    Investments in subsidiaries and affiliates              1,929,715             1,931,634       (1,919)              1,907,560
    Long-term loans                                           438,756               362,951        75,805                399,060
    Deferred income taxes                                      48,527               129,571      (81,044)                167,390
    Others                                                    128,269               140,600      (12,331)                155,059
    Less: allowance for doubtful accounts                    (29,300)              (23,600)       (5,700)               (34,000)
----------------------------------------------------------------------------------------------------------- ----------------------
                 Total assets                               9,184,453             9,070,991       113,462              8,670,755
----------------------------------------------------------------------------------------------------------- ----------------------

                                Unconsolidated 2

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                      (Million yen; amounts less than one million yen are omitted)
----------------------------------------------------------------------------------------------------------- ----------------------
                                                  FY2006 semi-annual          FY2005           Increase      FY2005 semi-annual
                                                        (As of                (As of          (Decrease)           (As of
                                                 September 30, 2005)      March 31, 2005)                    September 30, 2004)
----------------------------------------------------------------------------------------------------------- ----------------------
                 Liabilities
Current liabilities                                        2,086,381             2,180,374      (93,993)              1,903,035
    Trade notes payable                                        1,080                 1,375         (295)                    973
    Trade accounts payable                                   886,614               909,108      (22,494)                800,183
    Current portion of bonds                                       -                   600         (600)                    600
    Other payables                                           311,618               401,464      (89,846)                340,002
    Income taxes payable                                     142,122               144,730       (2,608)                161,035
    Accrued expenses                                         507,740               443,165        64,575                413,675
    Deposits received                                        203,025               250,648      (47,623)                157,856
    Allowance for EXPO 2005 Aichi                                472                    67           405                  3,816
    Others                                                    33,705                29,214         4,491                 24,891

Long-term liabilities                                        828,905               832,806       (3,901)                850,871
    Bonds                                                    500,000               500,000             -                500,000
    Allowance for retirement benefits                        289,113               289,694         (581)                290,706
    Others                                                    39,792                43,111       (3,319)                 60,165
                             Total liabilities             2,915,286             3,013,181      (97,895)              2,753,906

             Shareholders' equity
Common stock                                                 397,049               397,049             -                397,049
Capital surplus                                              416,970               416,970             -                416,970
    Capital reserve                                          416,970               416,970             -                416,970
Retained earnings                                          6,246,631             6,094,528       152,103              5,911,059
    Legal reserve                                             99,454                99,454             -                 99,454
    Reserve for losses on overseas investments                   197                   252          (55)                    252
    Reserve for special depreciation                           3,196                 2,457           739                  2,457
    Reserve for reduction of acquisition cost                  6,586                 6,475           111                  6,475
    of fixed assets
    General reserve                                        5,340,926             5,040,926       300,000              5,040,926
    Unappropriated retained earnings at end                  796,269               944,962     (148,693)                761,493
    of period
Net unrealized gains on other securities                     398,767               279,780       118,987                264,984
Less: treasury stock                                     (1,190,253)            (1,130,519)     (59,734)            (1,073,216)
                    Total shareholders' equity             6,269,166             6,057,810       211,356              5,916,848
----------------------------------------------------------------------------------------------------------- ----------------------
  Total liabilities and shareholders' equity               9,184,453             9,070,991       113,462              8,670,755
----------------------------------------------------------------------------------------------------------- ----------------------

                                Unconsolidated 3